================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Date: August 14, 2001


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  |X|                      Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes |_|                             No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

UBS cautions that this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UBS AG



                                            By:    /s/ Robert Dinerstein
                                                --------------------------------
                                                  Name:  Robert Dinerstein
                                                  Title     Managing Director

                                            By:   /s/ Robert Mills
                                                --------------------------------
                                                  Name:  Robert Mills
                                                  Title:    Managing Director


Date:  August 14, 2001

                   [LOGO] UBS



                   Second Quarter
                   2001 Report.



                   ---------
                   UNAUDITED
                   ---------

UNAUDITED
UBS Group
Financial Highlights


                                                                 Quarter ended           % change from        Year-to-date
                                                        -----------------------------   ---------------    -----------------
CHF million, except where indicated                     30.6.01    31.3.01    30.6.00      1Q01    2Q00    30.6.01   30.6.00
----------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                          9,881     10,067      9,200       (2)       7     19,948    18,557
Operating expenses                                        8,024      7,872      6,548        2       23     15,896    12,997
Operating profit before tax                               1,857      2,195      2,652      (15)     (30)     4,052     5,560
Net profit                                                1,385      1,579      2,052      (12)     (33)     2,964     4,268
Cost / income ratio(%)(1)                                  80.6       77.2       72.8                         78.8      70.4
Cost / income ratio before goodwill(%)(1,2)                77.2       73.9       71.4                         75.5      68.9
----------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share(3)                                1.10       1.24       1.75      (11)     (37)      2.33      3.64
Basic earnings per share before goodwill(2,3)              1.37       1.50       1.86       (9)     (26)      2.85      3.87
Diluted earnings per share(3)                              1.06       1.10       1.73       (4)     (39)      2.20      3.60
Diluted earnings per share before goodwill(2,3)            1.33       1.35       1.84       (1)     (28)      2.72      3.83
----------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity(%)
Return on shareholders' equity(4)                                                                             13.7      29.5
Return on shareholders' equity before goodwill(2,4)                                                           16.8      31.3
============================================================================================================================

                                                                                        % change from
CHF million, except where indicated                                                    ----------------
As at                                                   30.6.01    31.3.01    31.12.0  31.3.01 31.12.00
----------------------------------------------------------------------------------------------------------------------------
Balance sheet key figures
Total assets                                          1,232,492  1,216,852  1,087,552        1       13
Shareholders' equity                                     44,193     43,380     44,833        2       (1)
----------------------------------------------------------------------------------------------------------------------------
Market capitalization                                   109,095    106,078    112,666        3       (3)
----------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1(%)(5)                                                                     10.6     10.2     11.7          4        (9)
Total BIS(%)                                                                     14.2     14.0     15.7          1       (10)
Risk-weighted assets                                    292,347    286,885    273,290        2        7
----------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                             2,559      2,438      2,452        5        4
----------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents)(6)                     70,946     71,080     71,076        0        0
----------------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                               AAA        AAA        AAA
Moody's, New York                                           Aa2        Aa1        Aa1
Standard & Poor's, New York                                 AA+        AA+        AA+
============================================================================================================================

Earnings adjusted for significant financial events and pre-goodwill(2,7)


                                                                Quarter ended             % change from       Year-to-date
                                                        -----------------------------     -------------    -----------------
CHF million, except where indicated                     30.6.01    31.3.01    30.6.00     1Q01     2Q00    30.6.01   30.6.00
----------------------------------------------------------------------------------------------------------------------------
Operating income                                          9,881     10,067      9,200       (2)       7     19,948    18,557
Operating expenses(2)                                     7,683      7,544      6,221        2       24     15,227    12,522
Operating profit before tax(2)                            2,198      2,523      2,979      (13)     (26)     4,721     6,035
Net profit(2)                                             1,726      1,907      2,334       (9)     (26)     3,633     4,698
----------------------------------------------------------------------------------------------------------------------------
Cost / income(%)(1,2)                                                            77.2     73.9     69.2       75.5      67.8
Basic earnings per share(CHF)(2,3)                         1.37       1.50       1.99       (9)     (31)      2.85      4.00
Diluted earnings per share(CHF)(2,3)                       1.33       1.35       1.97       (1)     (32)      2.72      3.96
----------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity(%)(2,4)                                                                        16.8      31.9
============================================================================================================================

(1)Operating expenses / operating income before credit loss expense.
(2)Excluding the amortization of goodwill and other intangible assets. (3)For EPS calculation, see Note 9 to the Financial Statements. (4)Annualized Net profit / average shareholders' equity excluding dividends. (5)Includes hybrid tier 1 capital, please refer to the BIS capital and ratios table in the Group Review. (6) The Group headcount does not include the Klinik Hirslanden AG headcount of 2,080, 2,062 and 1,839 for 30 June 2001, 31 March 2001 and 31
December 2000, respectively. (7)Details of significant financial events can be found in the Group Review.

All share and earnings per share figures have been restated for the 3 for 1 share split which took place on 16 July 2001.

                    Contents

                 2  Shareholders' Letter
                 4  Group Review
                 12 UBS Switzerland
                 20 UBS Asset Management
                 23 UBS Warburg
                 36 Corporate Center
                    Financial Statements
                 37 UBS Group Income Statement
                 38 UBS Group Balance Sheet
                 39 UBS Group Statement of Changes in Equity
                 40 UBS Group Statement of Cash Flows
                 41 Notes to the Financial Statements

                 48  UBS Registered Shares


Interactive version of this report can be viewed online in the Second Quarter 2001 Results section of the UBS Investor Relations website:
www.ubs.com/investor-relations.

Other reports

All UBS's financial reporting is available on the internet at:
www.ubs.com/investor-relations. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, GHDE CA50-AUL, P.O. Box, CH-8098 Zurich, Switzerland. E-Mail: sh-iz-ubs-publikationen@ubs.com.

Financial Calendar
--------------------------------------------------------------------------------
Report Publication of third quarter 2001 results       Tuesday, 13 November 2001
--------------------------------------------------------------------------------
Publication of fourth quarter 2001 results             February 2002
--------------------------------------------------------------------------------
Publication of Annual Report 2001                      March 2002
--------------------------------------------------------------------------------
Annual General Meeting                                 Thursday, 18 April 2002
--------------------------------------------------------------------------------

UBS Investor Relations
--------------------------------------------------------------------------------
Hotline: +41 1 234 4100
E-Mail:sh-investorrelations@ubs.com
Web: www.ubs.com/investor-relations
--------------------------------------------------------------------------------

Zurich                              New York
--------------------------------------------------------------------------------
Christian Gruetter  +41 1 234 4360  Richard Feder               +1 212 713 6142
--------------------------------------------------------------------------------
Dominik von Arx     +41 1 234 4307  Christopher McNamee         +1 212 713 3091
--------------------------------------------------------------------------------
Charles Gorman      +41 1 234 2733
--------------------------------------------------------------------------------
Fax                 +41 1 234 3415  Fax                         +1 212 713 1381
--------------------------------------------------------------------------------

UBS AG                                  UBS Americas Inc.
Investor Relations G41B                 Investor Relations
P.O. Box                                1285 Avenue of the Americas, 14th Floor
CH-8098 Zurich                          New York, NY 10019
Switzerland                             USA
--------------------------------------------------------------------------------

UNAUDITED



Shareholders'
Letter 14 August 2001

Shareholders' Letter

                                [PHOTO OMITTED]

Dear Shareholders,

UBS's net profit after tax in second quarter 2001 was CHF 1,385 million. Pre-goodwill, and adjusted for one-off provisions, profit was 9% lower than last quarter and 26% less than the strong second quarter 2000. Our diverse business mix and strong client franchises have helped protect our earnings in very challenging market conditions.

Adjusted for significant financial events and pre-goodwill, the Group's annualized return on equity for first half 2001 was 16.8%, below the level a year ago, but within our target range of 15-20%. On the same basis, basic earnings per share decreased 31% to CHF 1.37 from CHF 1.99 in second quarter 2000. Again adjusted for significant financial events, the pre-goodwill cost/income ratio rose to 77.2% from 69.2% in second quarter 2000, reflecting the influence of the relatively high cost/income ratio typical of UBS PaineWebber's business, and the effect of write-downs in our private equity portfolio. Net new money of CHF 24.1 billion has brought the total inflow for the year to CHF 45.4 billion, and total invested assets to CHF 2.56 trillion, up 5% over the quarter. Net inflows were positive across all businesses and particularly strong in Private Banking and in UBS PaineWebber.

Financial highlights

Slowing economic growth in the major economies and continued uncertainty in securities markets affected our business this quarter, especially when compared to second quarter 2000 when markets were still favorable. In particular, our private equity business, UBS Capital, has not proved immune to the tough market conditions affecting its sector. UBS Capital recorded losses of CHF 351 million this quarter, with economic pressure on portfolio companies leading to write-downs, and reduced opportunities for disposals. UBS Capital's results accounted for almost half of the decline in our adjusted net profit compared to second quarter last year.

However, revenues in our core businesses have been encouragingly stable, down 2% overall from first quarter 2001. Revenues in our private client businesses were resilient: decreasing 1% in the Private Clients unit, and down just 2% at Private Banking. Revenues were up 2% at UBS Asset Management, up 3% in our Private and Corporate Clients unit, and down just 5% in UBS Warburg's Corporate and Institutional Clients unit. Record levels of underwriting fees, portfolio management fees and investment fund fees helped to bring net fee and commission income to an all-time high, contributing 54% of the Group's revenues.

Costs   remain   under   tight   control,   with   an   increase   of   only  2%
quarter-on-quarter. Cost discipline ensures that scope remains for us to make selective investments in key strategic initiatives.

Competitive position

Our businesses have continued to improve their competitive position this quarter. UBS Warburg has taken further advantage of the boost brought to its overall franchise by the merger with PaineWebber. Its Corporate and Institutional Clients business unit has made strong progress in US secondary equities, increasing the volume it traded on the New York Stock Exchange to record levels, with its expanded market share making it the fourth largest trader on the exchange this quarter. In investment banking, UBS Warburg also made substantial market share gains in both the US and Europe, according to data from Freeman & Co., with 4.7% fee-pool market share globally in the first half of 2001, compared to 3.5% for the year 2000. UBS Warburg tops this year's league tables for interna-

UNAUDITED                                                   Shareholders' Letter
                                                                  14 August 2001

tional equity  underwriting and for European announced mergers and acquisitions.

Private Banking continued its progress, with net new money in second quarter increasing to CHF 8.5 billion. UBS PaineWebber attracted net new money of CHF
8.7 billion, an increase of 28% from first quarter, underlining the commitment of its affluent clients to investing for the long-term and the value they place on its professional advice in difficult markets. UBS Asset Management achieved positive net new money in its institutional business for the first quarter since 1998, endorsing its successful turnaround in investment performance.

Business Group highlights

Increased asset-based revenues at UBS Switzer-land's Private Banking business unit, CHF 1,168 million or 72% of total revenues, demonstrate the resilience of its fee base, despite lower levels of transactional activity. At the same time, costs remain under tight control. Despite a 4% increase in headcount in Private Banking over the last twelve months, both General and administrative expenses and Personnel expenses are lower than second quarter 2000. Private and Corporate Clients produced another strong result, with net profit unchanged from second quarter last year, and only 3% below first quarter 2001.

UBS Asset Management has undergone a successful transformation over the last year, with the introduction of an integrated investment management platform and a more client-focused organizational structure. The benefits of these changes have flowed through in better relative investment performance and improved client sentiment. This has been reflected in improving net new money flows over the past year, with a total inflow of CHF 13.4 billion so far in 2001. UBS Asset Management's June agreement to acquire RT Capital Management, the institutional asset management business of Royal Bank of Canada, provides an excellent base for further expansion in the world's fourth largest pension market.

UBS Warburg's Corporate and Institutional Clients business unit recorded a net profit before tax in second quarter of CHF 1,137 million, 20% down from the same time last year, reflecting the weaker market conditions. Difficult trading conditions in equities were offset by strong performances in fixed income and foreign exchange, and record underwriting fees. Investment in hiring key staff has continued, but this increase in head-count has largely been offset by selective reductions elsewhere, designed to ensure a close match between the level of our resources and our clients' needs.

Outlook

Any firm assessment of future market conditions remains difficult. Equity strategists generally predict a recovery in the US and world economies by first quarter next year, but optimism among individual US investors, as measured by UBS PaineWebber's Index of Investor Optimism, has reached its lowest point since the regular monthly survey started in 1996. In any case, the chances of a short-term improvement in the operating environment seem low.

Entering the summer months, often quieter ones for many of our businesses, short-term prospects for UBS continue to be challenging. We remain cautious and disciplined given the uncertain outlook, but our competitive gains are encouraging, and we are taking every opportunity we can to ensure our businesses emerge stronger from the market downturn.

14 August 2001

UBS AG


/s/ Marcel Ospel
-----------------------
Marcel Ospel
Chairman


/s/ Luqman Arnold
----------------------
Luqman Arnold
President

UNAUDITED

14 August 2001
Group Review

Group Review

[In the printed material the following was represented by a bar chart]

--------------------------------------------------------------------------------
RoE(1, 2)

35%
30%
25%
20%
15%
10%
5%
0%
    99 3M00 6M00 9M00 12M00 3M01 6M01


--------------------------------------------------------------------------------
Basic EPS(2) (CHF)

2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
     99 Average 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01


--------------------------------------------------------------------------------
Cost/income ratio(2)

80%
60%
40%
20%
0%
     99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01


--------------------------------------------------------------------------------
Net new money, private client units(3) (CHF bn)

20
15
10
5
0
-5
       99 Average 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01

(1) Year-to-date, annualized.

(2) Excluding the amortization of goodwill and other intangible assets and adjusted for significant financial events.

(3) Private Banking and Private Clients.


UBS Group Performance against   Targets

Year-to-date, annualized                                30.6.01 31.3.01 30.6.00
--------------------------------------------------------------------------------
RoE (%)
as reported                                                13.7   14.5     29.5
before goodwill and adjusted for
significant financial events(1)                            16.8   17.6     31.9

For the quarter ended                                   30.6.01 31.3.01 30.6.00
--------------------------------------------------------------------------------
Basic EPS (CHF)
as reported                                                1.10   1.24     1.75
before goodwill and adjusted for
significant financial events(1)                            1.37   1.50     1.99
--------------------------------------------------------------------------------

Cost / income ratio(%)
as reported                                                80.6   77.2     72.8
before goodwill and adjusted for
significant financial events(1)                            77.2   73.9     69.2
--------------------------------------------------------------------------------

Net new money, private client units(CHF bn)(2)
UBS Switzerland - Private Banking                           8.5    3.9     (2.1)
UBS Warburg - Private Clients                               8.7    6.8      0.2
Total                                                      17.2   10.7     (1.9)

(1)Excluding  the   amortization  of  goodwill  and  other  intangible   assets.
(2)Excludes interest and dividend income.


Invested Assets                                                         Net new
                                                                        money(1)
CHF billion                             30.6.01    31.3.01   % change     2Q01
--------------------------------------------------------------------------------
UBS Group                                 2,559      2,438       5
--------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients               333        337      (1)        0.8
Private Banking                             718        690       4         8.5
--------------------------------------------------------------------------------
UBS Asset Management
Institutional                               318        305       4         5.2
Mutual funds                                348        332       5         0.8
--------------------------------------------------------------------------------
UBS Warburg
Private Clients                             841        773       9         8.7
UBS Capital                                   1          1       0         0.1
================================================================================

(1)Excludes interest and dividend income.

Group targets

UBS focuses on four key performance targets, designed to deliver continually improving returns to our shareholders. Our performance this quarter against these targets reflects the backdrop of widespread economic slowdown.

Before goodwill and adjusted for significant financial events:

- Our annualized return on equity for the first half of 2001 was 16.8%, within our target range of 15-20%. The fall since first half 2000 reflects the very strong returns we achieved in the exuberant markets of first quarter 2000, and the higher average equity in 2001 due to share issuance for the PaineWebber merger.

- Basic earnings per share this quarter were CHF 1.37, a decline of 31% from second quarter 2000, but down just 9% from first quarter 2001, reflecting the relatively stable performance of our businesses in difficult market conditions.

- The cost/income ratio in second quarter 2001 was 77.2%, compared to 69.2% in second quarter 2000. The increase reflects the influence on the Group of the relatively high cost/income ratio typical of UBS PaineWeb-ber's business and the effect of write-downs in our private equity portfolio. Cost control remains strong, with like-for-like costs below second quarter 2000 levels.

UNAUDITED
Group Review
14 August 2001

Significant Financial Events

                                                                     Quarter ended               Year-to-date
                                                              ---------------------------    ------------------
CHF million                                                   30.6.01   31.3.01    30.6.00   30.6.01    30.6.00
---------------------------------------------------------------------------------------------------------------
Operating income as reported                                   9,881     10,067     9,200     19,948     18,557
No significant financial events this quarter
---------------------------------------------------------------------------------------------------------------
Adjusted operating income                                      9,881     10,067     9,200     19,948     18,557
---------------------------------------------------------------------------------------------------------------
Operating expenses as reported                                 8,024      7,872     6,548     15,896     12,997
US Global Settlement Fund provision                             (200)      (200)
---------------------------------------------------------------------------------------------------------------
Adjusted operating expenses                                    8,024      7,872     6,348     15,896     12,797
---------------------------------------------------------------------------------------------------------------
Adjusted operating profit before tax and minority interests    1,857      2,195     2,852      4,052      5,760
===============================================================================================================
Tax expense                                                      384        548       591        932      1,257
Tax effect of significant financial events                        45         45
---------------------------------------------------------------------------------------------------------------
Adjusted tax expense                                             384        548       636        932      1,302
Minority interests                                               (88)       (68)       (9)      (156)       (35)
===============================================================================================================
Adjusted net profit                                            1,385      1,579     2,207      2,964      4,423
---------------------------------------------------------------------------------------------------------------

Strong net new money inflows of CHF 17.2 billion in the private client units (Private Banking and Private Clients), represent an increase of CHF 6.5 billion from the first quarter. This encouraging performance reflects the continued strength of our client franchise, and the value clients put on receiving our professional advice in difficult market conditions.

Significant financial events

There were no significant financial events in second quarter 2001 or first quarter 2001. In second quarter 2000, UBS's previously established liability for the US Global Settlement regarding World War II related claims was increased by a final CHF 200 million. This amount was charged to General and administrative expenses in Corporate Center.

Results

Net profit this quarter was CHF 1,385 million, 33% lower than second quarter 2000, or 26% lower if adjusted for significant financial events and the amortization of goodwill and other intangibles. At CHF 9,881 million, Operating income was 7% higher than in second quarter 2000, driven by the addition of UBS PaineWebber.

Net interest income and Net trading income Net interest income of CHF 1,732 million was 23% lower than in second quarter 2000, while Net trading income declined just 1% from the same period, to CHF 2,658 million.

As well as income from interest margin based activities (loans and deposits) Net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile quarter-on-quarter, depending on the composition of the trading portfolio. In order to provide better explanation of the movements in net interest income and net trading income, we produce the following disclosure which sums net interest income and net trading income, and then analyses the total according to the business activities which gave rise to the income, rather than by the type of income generated.

Net income from interest margin products was CHF 133 million higher than second quarter last year at CHF 1,468 million, principally due to the inclusion of UBS PaineWebber.

Net income from trading activities was CHF 3,009 million, 14% below second quarter last year. Equity trading revenues were affected by reduced liquidity and the results of specific arbitrage positions, but fixed income trading revenues were very strong. Continuing the experience of first quarter, principal finance and investment grade credit produced excellent results, and there was a substantial contribution from former PaineWebber businesses, including mortgage-backed securities and commercial real estate.

Net income from treasury activities increased 77% compared to second quarter last year, driv-

UNAUDITED
Group Review
14 August 2001

Net Interest and Trading Income

                                                Quarter ended           % change from     Year-to-date
                                          ---------------------------   -------------  -----------------
CHF million                               30.6.01   31.3.01   30.6.00    1Q01    2Q00  30.6.01   30.6.00
---------------------------------------------------------------------------------------------------------
Net interest income                         1,732     1,958     2,237    (12)    (23)    3,690     4,326
Net trading income                          2,658     3,060     2,691    (13)     (1)    5,718     5,669
---------------------------------------------------------------------------------------------------------
Total net interest and trading income       4,390     5,018     4,928    (13)    (11)    9,408     9,995
=========================================================================================================

Breakdown by business activity:
---------------------------------------------------------------------------------------------------------
Net income from interest margin products    1,468     1,390     1,335      6      10     2,858     2,687
Net income from trading activities          3,009     3,770     3,480    (20)    (14)    6,779     7,232
Net income from treasury activities           397       331       224     20      77       728       307
Other(1)                                     (484)     (473)     (111)     2     336      (957)     (231)
---------------------------------------------------------------------------------------------------------
Total net interest and trading income       4,390     5,018     4,928    (13)    (11)    9,408     9,995
=========================================================================================================

(1)Principally goodwill funding costs.


en by increased income from invested equity and FX-related gains. The increased income from the invested equity portfolio reflects the expansion of our capital base since the PaineWebber merger and changes in the portfolio's maturity structure leading to an increase in average interest rates.

Other net trading and interest income principally reflects the costs of goodwill funding, with the increase from second quarter 2000 mainly due to goodwill funding costs arising from the acquisition of PaineWebber.

At CHF 5,375 million, Net fee and commission income rose substantially, to a record level, up 43% from second quarter last year. Most of the increase came from the addition of UBS PaineWebber, although there was also underlying growth in like-for-like business compared to second quarter 2000. Strong performance in equity underwriting led to record underwriting fees, while inflows and higher prices for UBS Investment Funds boosted investment fund fees to their highest ever level. Net brokerage fees on the other hand fell about 12% excluding the effect of the addition of UBS PaineWebber, reflecting generally lower levels of market activity.

Other income decreased 38% from second quarter 2000, to CHF 192 million, principally due to write-downs in the private equity portfolio, offset by modest gains from the sale of financial assets, including TicketCorner AG.

Total operating expenses were CHF 8,024 million, 23% higher than in the same period last year, due to the addition of UBS PaineWebber. Like-for-like, costs fell 8% from second quarter 2000, mainly due to lower performance-related compensation.

Personnel expenses increased 22% or CHF 945 million from second quarter last year, to CHF 5,299 million, including CHF 1,366 million relating to UBS PaineWebber. Without UBS PaineWebber, personnel expenses would have fallen almost 10% from second quarter last year, with lower performance-related compensation outweighing the effect of slightly higher head-count.

General and administrative expenses were CHF 1,974 million, 13% higher than in second quarter 2000. Increases due to the inclusion of UBS PaineWebber were partially offset by reduced provisions, principally reflecting the additional CHF 200 million provision for the US Global Settlement taken in second quarter 2000. Quarter-on-quarter development demonstrates that non-revenue driven costs remain under tight control, with the 5% increase from first quarter, principally due to currency effects.

Depreciation and amortization increased to CHF 751 million in second quarter 2001, from CHF 451 million in the same quarter last year. This increase principally reflects the merger with PaineWebber, which this quarter resulted in CHF 160 million of goodwill amortization, CHF 59 million in amortization of intangible assets and CHF 36 million in depreciation of property and equipment.

UBS Group incurred a tax expense of CHF 384 million for second quarter 2001, an effective tax rate of 21%.

PaineWebber merger-related costs

In second quarter 2001 UBS incurred amortization costs of CHF 219 million on goodwill and

UNAUDITED
Group Review
14 August 2001


intangible assets resulting from the PaineWebber merger, compared to CHF 210 million in first quarter, with the change mainly due to currency effects. Funding costs amounted to CHF 203 million. Personnel expenses this quarter include retention payments for key PaineWebber staff of USD 69 million (CHF 122 million), compared to USD 71 million (CHF 119 million) in first quarter.

UBS and SBC merger restructuring provision

CHF 260 million of the restructuring provision relating to the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation was used in second quarter 2001, leaving CHF 373 million still to be used. UBS expects that the provision will be completely utilized by the end of 2001.

Credit ratings

In May 2001, Moody's downgraded UBS's long-term credit rating from Aa1 to Aa2, attributing the change to concerns about "the ongoing challenges UBS faces in gradually shifting the center of its global private banking activities to onshore client segments".

At the same time Moody's commented that the new long-term ratings continue to reflect UBS's position as one of the world's stronger and financially sounder banking groups and pointed to UBS's "good profitability, low and balanced risk profile, and its ample economic capitalization", adding that it expects UBS to preserve these healthy fundamentals.

In early August 2001, Standard and Poor's reaffirmed their AA+ rating for UBS's long-term debt, citing UBS's strong market positions and franchises across a wide range of private banking and international securities activities, which provide a high degree of business and geographic diversification. Standard and Poor's also commented that "the ratings also reflect solid profitability and strong capitalization, the combination of which still sets a standard for international banks generally".

UBS's ratings remain among the best of any major globally active financial institution. Well-capitalized, with strong and balanced cash flow generation, and a cautious risk profile, UBS is one of the soundest financial institutions worldwide.

Capital management

UBS is dedicated to maintaining its position as one of the best capitalized banks in the world. The Group's tier 1 capital ratio increased slightly during the quarter from 10.2% at 31 March 2001 to 10.6% at the end of June 2001. The effect of the current second line buy-back program and a slight increase in risk-weighted assets was more than offset by the issue of Trust Preferred Securities and increased retained earnings.

UBS / SBC merger restructuring  provision used



                                                              Quarter ended
                                                       -------------------------
CHF million            Personnel  IT  Premises  Other  30.6.01  31.3.01  30.6.00
--------------------------------------------------------------------------------
UBS Switzerland             198    6       26       0      230       37       54
UBS Asset Management          2    0        0       0        2        0        1
UBS Warburg                   0    0        0       0        0        0        0
Corporate Center              0    0       27       1       28       60       18
--------------------------------------------------------------------------------
Group total                 200    6       53       1      260       97       73
================================================================================

--------------------------------------------------------------------------------
Initial restructuring provision in 1997                 7,000
Additional provision in 1999                              300
--------------------------------------------------------------------------------
Used in 1998                                            4,027
Used in 1999                                            1,844
Used in 2000                                              699
Used in 2001                                              357
--------------------------------------------------------------------------------
Total used up to 30.6.2001                              6,927
--------------------------------------------------------------------------------
Restructuring provision remaining at 30.6.2001            373
================================================================================

UNAUDITED
Group Review
14 August 2001

BIS capital and ratios
                                                                 % change from
CHF million, except where indicated                             ----------------

As at                                30.6.01  31.3.01 31.12.00  31.3.01 31.12.00
--------------------------------------------------------------------------------
Risk-weighted assets                 292,347  286,885  273,290     2      7
--------------------------------------------------------------------------------
BIS tier 1 capital                    30,963   29,213   31,892     6     (3)
of which hybrid tier 1 capital (1)     4,137    2,599    2,456    59     68
BIS total capital                     41,559   40,242   42,860     3     (3)
--------------------------------------------------------------------------------
BIS tier 1 capital ratio (%)            10.6     10.2     11.7
of which hybrid tier 1 capital(%)(1)     1.4      0.9      0.9
BIS total capital ratio (%)             14.2     14.0     15.7
================================================================================
(1)Trust preferred securities.

We remain committed to intelligent and active management of the Group's capital base, putting excess capital to the best possible use, while maintaining our strategic flexibility. UBS has recently undertaken three specific capital management actions.

Distribution by par value reduction

On 16 July 2001, UBS made a distribution to shareholders in respect of fourth quarter 2000 of CHF 1.60 per share, paid in the form of a reduction in the par value of its shares, from CHF 10.00 to CHF 8.40. For shareholders who pay tax in Switzerland this payment is treated as a return of capital to shareholders, not as income, and is therefore tax efficient. The par value reduction also has advantages for shareholders outside Switzerland, as no Swiss withholding tax is payable on it.

Share split

At the same time as the par value reduction, UBS split its share 3 for 1, resulting in a new par value of CHF 2.80 per share. The effect of the split was to lower the market price per share to a level more in line with that of other global financial services groups. The move is consistent with UBS's goal to broaden its retail share ownership, particularly in the United States.

Issue of Trust Preferred securities

During June 2001, UBS took advantage of its increased profile in US markets to issue a total of USD 800 million in Trust Preferred Securities, following up on our successful inaugural US public offering in October last year.

On 18 June 2001, UBS launched a retail offering of USD 250 million of 7.25% Trust Preferred Securities, with a quarterly coupon. They will qualify as tier 1 capital for UBS. Strong demand for the UBS name and credit led to the offering being increased to USD 300 million, about 50% of which was distributed to clients of UBS PaineWebber.

On 20 June 2001, UBS launched an institutional offering of USD 500 million 7.247% Trust Preferred Securities. Again, they will qualify as tier 1 capital for UBS. Strong investor interest meant that the offering was more than 3 times oversubscribed, with about 70% of the offer placed in the US.

These two issues provided capital for UBS at an attractive cost, while further enhancing UBS's name recognition in US markets, and demonstrating the strengths of UBS PaineWebber as a distribution channel for primary offerings. UBS War-burg acted as sole bookrunner on both offerings.

Second-line buy-back programs

In addition, we have continued with the second-line share buy-back program we launched on 5 March 2001.

The program allows the purchase of shares to a maximum value of CHF 5 billion, and can run until 5 March 2002. Shares repurchased under the program will be cancelled following approval by the Annual General Meeting in April 2002, and cannot be re-issued.

4,958,082 shares were purchased under the program during the quarter, bringing the total purchased at 30 June 2001 to 9,339,282 shares, at an average price of CHF 82.24, and with a total value of CHF 768 million.

Following approval at the Annual General Meeting in April this year, the 55,265,349 shares purchased in the 2000 second-line program were irrevocably cancelled on 16 July 2001.

Outstanding shares

International Accounting Standards require a company which holds its own shares for trading

UNAUDITED
Group Review
14 August 2001

UBS Shares and  Market  Capitalization

                                                     Number  of shares                   % change from
                                      ---------------------------------------------    -----------------
As at                                    30.6.01         31.3.01         30.6.00       31.3.01   30.6.00
--------------------------------------------------------------------------------------------------------
Total ordinary shares issued          1,335,659,160   1,335,136,233   1,295,089,872        0       3
Second trading line treasury shares
(2000 program)                           55,265,349      55,265,349      54,965,349        0       1
Second trading line treasury shares
(2001 program)                            9,339,282       4,381,200               0      113
--------------------------------------------------------------------------------------------------------
Shares outstanding for
market capitalization                 1,271,054,529   1,275,489,684   1,240,124,523        0       2
--------------------------------------------------------------------------------------------------------
Share price (CHF)                             85.83           83.17           79.67        3       8
--------------------------------------------------------------------------------------------------------
Market capitalization (CHF million)         109,095         106,078          98,797        3      10
========================================================================================================
Total treasury shares                    74,084,271      72,741,438     120,808,050        2     (39)
--------------------------------------------------------------------------------------------------------

or non-trading purposes to include those shares in treasury shares and deduct them from Shareholders' equity.

UBS's holding of its own shares in treasury increased from 72,741,438 shares or 5.4% of its outstanding capital at 31 March 2001, to 74,084,271 shares or 5.5% of its outstanding capital at 30 June 2001.

9,339,282 of the treasury shares held at 30 June 2001 were purchased under the 2001 second line trading program, and 55,265,349 were purchased under the 2000 second line trading program. The remaining 9,479,640 were shares held for general treasury purposes, including employee share programs, and shares held by UBS Warburg. UBS Warburg acts as a market maker in both UBS shares and derivatives and may hold a significant number of UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in its trading approach for these positions can lead to fluctuations in the size of its direct shareholding of UBS shares, and it will sometimes maintain a short position.

Credit risk

Credit loss expenses during the second quarter fell to CHF 76 million, compared to CHF 136 million in the first quarter and compared to a write-back of CHF 208 million in the second quarter 2000.

UBS Switzerland's credit loss expenses amounted to CHF 27 million in second quarter 2001, compared to CHF 14 million in the previous quarter, and a substantial net recovery a year ago. This low level of credit loss expenses results from the successful recovery of previously established provisions and a low volume of newly impaired exposures, reflecting the sustained positive economic climate in Switzerland.

At UBS Warburg, credit loss expenses reduced by more than half from CHF 122 million in the first quarter 2001 to CHF 49 million this quarter. This improvement was the result of successful recovery efforts, resulting in the sale or repayment of impaired positions, combined with the beneficial impact of portfolio and risk reductions made since 1998.

UBS's loan portfolio of CHF 285.7 billion remained almost unchanged in the second quarter 2001.

Recoveries and write-offs combined with continued low levels of new provisions meant that total Impaired Loans decreased by CHF 926 million to CHF 16,664 million during the second quarter, and now represent 5.8% of gross outstanding loans compared to 6.2% as at 31 March

Actual credit loss expense / (recovery)

                                          Quarter ended            % change from
                                   ----------------------------    -------------
CHF million                        30.6.01   31.3.01    30.6.00     1Q01    2Q00
--------------------------------------------------------------------------------
UBS Switzerland 27                    14      (252)        93
UBS Warburg                           49       122         44       (60)      11
--------------------------------------------------------------------------------
UBS Group                             76       136       (208)      (44)
================================================================================

Allowances and provisions for credit risk

                                                                    UBS Asset
CHF million                                  UBS Switzerland        Management       UBS Warburg  Corporate Center         UBS Group
As at                                       30.6.01  31.3.01  30.6.01  31.3.01  30.6.01  31.3.01  30.6.01  31.3.01  30.6.01  31.3.01
------------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                               188,770  186,786   442      421      96,266   98,034   194      122     285,672  285,363
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans                          8,057    8,050     0        0       1,745    2,174     9       26       9,811   10,250
Other impaired loans                          4,583    4,699     0        0       2,250    2,621     0        0       6,833    7,320
------------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                         12,640   12,749     0        0       3,995    4,795     9       26      16,644   17,570
------------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans           5,456    4,742     0        0       1,126    1,278     5        5       6,587    6,025
Allowances for other impaired loans           1,244    2,472     0        0         975    1,002     0        0       2,219    3,474
------------------------------------------------------------------------------------------------------------------------------------
Total allowances for impaired loans           6,700    7,214     0        0       2,101    2,280     5        5       8,806    9,499
------------------------------------------------------------------------------------------------------------------------------------
Other allowances and provisions                 201       92     0        0         743      736     0        0         944      828
------------------------------------------------------------------------------------------------------------------------------------
Total allowances and provisions               6,901    7,306     0        0       2,844    3,016     5        5       9,750   10,327
------------------------------------------------------------------------------------------------------------------------------------
of which country allowances and provisions      517      509     0        0         679      717     0        0       1,196    1,226
====================================================================================================================================


Ratios

Impaired loans as a % of gross loans            6.7      6.8                        4.1      4.9   4.6     21.3         5.8      6.2
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a % of gross loans      4.3      4.3                        1.8      2.2   4.6     21.3         3.4      3.6
------------------------------------------------------------------------------------------------------------------------------------
Allowances and provisions for
credit loss as a % of gross loans               3.7      3.9                        3.0      3.1   2.6      4.1         3.4      3.6
------------------------------------------------------------------------------------------------------------------------------------
Allocated allowances as a % of impaired
 loans                                         53.0     56.6                       52.6     47.5  55.6     19.2        52.9     54.1
------------------------------------------------------------------------------------------------------------------------------------
Allocated allowances as a % of
non-performing loans                           67.7     58.9                       64.5     58.8  55.6     19.2        67.1     58.8
====================================================================================================================================

UBS Warburg - Value at Risk (10-day 99% confidence)

                                       Quarter ended 30.6.01                    Quarter ended 31.3.01
                            ---------------------------------------      --------------------------------------
CHF million                  Min.      Max.    Average      30.6.01       Min.      Max.    Average     31.3.01
---------------------------------------------------------------------------------------------------------------
Risk type

Equities                    182.5     322.9       241.7      236.0       143.2     180.9     155.6       180.9
Interest rates              150.1     231.2       189.3      193.2       136.6     198.9     167.4       193.9
Foreign exchange             11.1      38.0        21.9       20.4        10.1      60.0      27.4        30.1
Precious metals               3.3       9.5         6.4        6.7         2.2       7.6       5.2         6.6
Diversification effect         (1)       (1)     (160.9)    (156.7)         (1)       (1)   (138.0)     (161.0)
---------------------------------------------------------------------------------------------------------------
Total                       244.1     347.8       298.4(2)   299.6       187.2     250.5     217.6(2)    250.5
===============================================================================================================

(1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect. (2)Average VaR of CHF 290 million at 30 June 2001 and CHF 209 million at 31 March 2001 relate to the Corporate and Institutional Clients business unit within UBS Warburg.

UBS Group - Value at Risk (10-day 99% confidence)

                                         Quarter ended 30.6.01                   Quarter ended 31.3.01
                                    --------------------------------       ----------------------------------
CHF million               Limits    Min.    Max.    Average  30.6.01        Min.    Max.    Average   31.3.01
-------------------------------------------------------------------------------------------------------------
Business Groups
UBS Warburg                 450    244.1   347.8     298.4     299.6       187.2   250.5     217.6     250.5
UBS Switzerland(1)           50      4.7     5.2       5.0       5.1         3.7     5.1       4.6       4.9
Corporate Center(2)         250     31.9    41.7      35.9      37.9        33.3    63.5      39.5      35.1
Reserves                    100
Diversification effect       (*)              (*)    (36.5)    (35.9)         (*)     (*)    (39.3)    (30.9)
-------------------------------------------------------------------------------------------------------------
Total                       600    249.0   350.1     302.8     306.7       191.9   259.6     222.4     259.6
=============================================================================================================

(1)Includes interest rate exposures of the Private Label Banks. (2)Includes interest rate exposures in the banking book of Group Treasury. (*) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UNAUDITED
Group Review
14 August 2001

2001 and 7.8% as at 30 June 2000. The non-performing loans ratio also fell from 3.6% to 3.4%.

Market risk

Market risk is incurred primarily through UBS's trading activities, which are centered in the Corporate and Institutional Clients business unit of UBS Warburg. Market risk for UBS Warburg, as measured by 10-day 99% confidence level VaR, increased over the quarter. The increase was driven by risk in Equities positions, but underlying market risk appetite has not changed, and VaR remains well within limits.

The quality of the VaR model is continuously monitored by comparing actual revenues arising from closing positions with the 1-day VaR calculated on these positions, a process known as back-testing. The graph below shows the trading revenues and 1-day VaR over the last 12 months. Revenues over this period were within the range predicted by the VaR model. The 10-day VaR, which is the basis of the limits and exposures in the VaR tables, is also shown in this graph for information.

UBS also routinely assesses potential stress loss against a standard set of forward looking scenarios. Stress loss exposure, defined as the worst case result from these scenarios, increased at the beginning of the quarter but subsequently reduced and fluctuated within a lower range for most of the quarter. Exposure at 30 June 2001 was CHF 159 million lower than at the end of March, at CHF 598 million, only slightly above the CHF 577 million average for the quarter.

UBS Warburg backtesting, revenue and VaR


                              [LINE GRAPH OMITTED]

UBS Switzerland
14 August 2001


UNAUDITED
UBS Switzerland

Business Group Reporting

                                                    Quarter ended              % change from        Year-to-date
                                             -----------------------------     -------------      ----------------
CHF million, except where indicated          30.6.01   31.3.01     30.6.00      1Q01   2Q00       30.6.01  30.6.00
------------------------------------------------------------------------------------------------------------------
Income                                        3,478     3,494       3,566         0      (2)       6,972   7,359
Credit loss expense (1)                        (156)     (185)       (192)      (16)    (19)        (341)   (424)
------------------------------------------------------------------------------------------------------------------
Total operating income                        3,322     3,309       3,374         0      (2)       6,631   6,935
------------------------------------------------------------------------------------------------------------------
Personnel expenses                            1,227     1,221       1,306         0      (6)       2,448   2,653
General and administrative expenses             680       614(4)      651        11       4        1,294   1,253
Depreciation                                    149       144(4)      115         3      30          293     249
Amortization of goodwill and
other intangible assets                          11        10          11        10       0           21      47
------------------------------------------------------------------------------------------------------------------
Total operating expenses                      2,067     1,989       2,083         4      (1)       4,056   4,202
------------------------------------------------------------------------------------------------------------------
Business Group performance before tax         1,255     1,320       1,291        (5)     (3)       2,575   2,733
==================================================================================================================
Business Group performance
before tax and goodwill (2)                   1,266     1,330       1,302        (5)     (3)       2,596   2,780

Additional information
Cost / income ratio (%)(3)                       59        57          58                             58      57
Cost / income ratio before goodwill(%)(2, 3)     59        57          58                             58      56
==================================================================================================================

(1)In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note
2).  (2)Excluding  the  amortization  of goodwill and other  intangible  assets.
(3)Operating expenses / operating income before credit loss expense. (4)CHF 11 million of Depreciation was incorrectly reported as General and administrative expenses in 1Q01 and has now been reclassified.

e-Channels & Products

UBS Voice

Despite the growth in internet penetration in recent years, many of our clients do not have access to the internet, so providing access to e-banking services via the telephone is still a key part of our e-channels strategy. Clients calling UBS e-banking phone can talk to an e-banking advisor, or request information about their accounts through an automated system.

UBS Voice now provides voice-activated access to this information service. Launched in its German version at the beginning of June, this technology allows navigation through e-banking services by the spoken word. It provides access to information on current account balances or account transactions and allows transfers between accounts. Other services such as stock exchange orders, portfolio information and exchange rates will be added in the near future, and the service will also be extended to other languages. UBS is the first Swiss bank to provide voice-activated access of this sort.

Partnership with T-online.de

UBS recently launched a marketing partnership with the T-online.de internet portal, involving banner advertisements and profiles of UBS and its services on T-online's site. T-online is Europe's largest internet service provider with more than 50% market share among German internet users, providing an excellent platform to communicate UBS's standing as a premier provider of financial services.

So far the venture has been very successful, with around 20% of the hits on UBS e-banking's website for international clients, and 40% of the hits on UBS's German domestic Private Banking website being generated through T-online.

UNAUDITED

UBS Switzerland
14 August 2001

myUBS

The internet provides a wealth of financial information which was previously not easily available, bringing challenges in deciding which information is genuinely useful and accessing it conveniently. myUBS, launched on 28 June 2001, provides a free, tailor-made solution to this problem for UBS e-banking clients.

In an easy configuration process, every client can create a personalized internet page, which shows their own selection of news, research and market price charts, and gives convenient links to UBS Quotes and e-banking.

Other e-banking highlights

- UBS e-banking continues to attract clients, with a further 18,000 contracts signed, bringing the total to 604,000 at the end of June.

- During second quarter, the percentage of payment transactions entered via e-banking increased from 23.7% to 25.8%, while the percentage of stock exchange transactions entered via e-banking fell from 13.8% to 10.2% as total trading volumes fell more amongst private clients, potential e-banking users, than among corporate and institutional clients.

e-banking contracts

                              [LINE GRAPH OMITTED]





e-banking payment orders


                              [LINE GRAPH OMITTED]





e-banking stock exchange transactions


                              [LINE GRAPH OMITTED]

UNAUDITED
UBS Switzerland
14 August 2001

Private and Corporate Clients

Business Unit Reporting

                                                             Quarter ended             % change from       Year-to-date
                                                    ------------------------------     -------------    ------------------
CHF million, except where indicated                 30.6.01    31.3.01     30.6.00       1Q01   2Q00     30.6.01   30.6.00
--------------------------------------------------------------------------------------------------------------------------
Income                                                1,866      1,847       1,888         1      (1)     3,713     3,803
Credit loss expense (1) (150)                          (177)      (187)        (15)      (20)   (327)      (412)
--------------------------------------------------------------------------------------------------------------------------
Total operating income                                1,716      1,670       1,701         3       1      3,386     3,391
--------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                      791        778         843         2      (6)     1,569     1,647
General and administrative expenses                     280        240         246        17      14        520       507
Depreciation                                            119        112          85         6      40        231       192
Amortization of goodwill and
other intangible assets 0                                 0          1        (100)        0      27
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                              1,190      1,130       1,175         5       1      2,320     2,373
--------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                    526        540         526        (3)      0      1,066     1,018
==========================================================================================================================
Business unit performance before
tax and goodwill (2)                                    526        540         527        (3)      0      1,066     1,045

KPI's
Invested assets (CHF billion)                           333        337         439(3)     (1)    (24)
Net new money (CHF billion) (3, 4)                      0.8        3.2         0.4                          4.0      0.4
--------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(5)                               64         61          62                           62       62
Cost / income ratio before goodwill (%) (2, 5)           64         61          62                           62       62
--------------------------------------------------------------------------------------------------------------------------
Non-performing loans / gross
loans outstanding (%)                                   5.1        5.1         6.3
Impaired loans / gross loans outstanding (%)            8.0        8.1        10.2
==========================================================================================================================

Additional information
As at                                               30.6.01    31.3.01     30.6.00       1Q01    2Q00
--------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                             673        660           2
Regulatory equity used (average)                      7,500      7,650       8,850        (2)    (15)
Headcount (full time equivalents)                    20,703     20,950      22,270        (1)     (7)
--------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note
2). (2) Excluding the amortization of goodwill and other intangible assets. (3) Calculated using the former definition of assets under man- agement. (4) Excludes dividend and interest income. (5) Operating expenses / operating income before credit loss expense.

UNAUDITED
UBS Switzerland
14 August 2001

Key performance indicators

Clients invested net new money of CHF 0.8 billion this quarter, principally driven by new client acquisition. Invested assets decreased slightly from CHF 337 billion at 31 March 2001 to CHF 333 billion at 30 June 2001 principally due to the transfer of corporate client assets to UBS Warburg.

The pre-goodwill cost/income ratio was 64%, up from 61% in first quarter, as one-off operational provisions pushed costs slightly higher.

In second quarter, the Private and Corporate Clients' loan portfolio increased slightly from CHF 157 billion to CHF 158 billion. The recovery portfolio was further reduced from CHF 14.8 billion to CHF 14.4 billion. The ratio of impaired loans to total loans, improved slightly from 8.1% to 8.0%, while the non-performing loans to total loans ratio was constant at 5.1%.

Private and Corporate Clients' net interest income decreased slightly in comparison to last quarter. On the liability side, total volumes were above last quarter's levels, although the outflow from savings accounts continued due to shifts into higher-yielding instruments. Volumes in the lending business also increased, but margins remain under pressure.

Initiatives and achievements

Standardized, highly integrated lending business processes

As a further step in the development of our lending business, we are introducing
a  standardized   lending  business  process,   integrating  various  functional
components into an end-to-end IT system.

This new system will support client advisors in all their daily tasks: from contacting and advising the client to obtaining rating and credit decisions, determining risk-adjusted prices and automatically executing and documenting transactions. All phases of the process rely on streamlined straight-through execution of transactions, with minimal manual intervention.

Our clients will benefit from swift execution, clear and comprehensive documentation, and transparent pricing, supporting the professional advice we provide to them, while significantly increased data quality will help UBS to maintain and improve its high quality credit risk management.

Results

Private and Corporate Clients achieved another strong result this quarter, despite weaker trading volumes, with net profit before tax of CHF 526 million, just 3% lower than first quarter 2001, and unchanged from second quarter last year.

Operating income

Operating income of CHF 1,716 million was 3% higher than the first quarter 2001, and CHF 15 million higher than second quarter last year.

Trading activity continued to be weak, with brokerage revenues slightly lower than first quarter 2001 and significantly lower than in second quarter last year. However this was offset by higher one-off revenues (for example, the sale of TicketCorner AG) and reduced credit loss expenses, as the quality of the loan portfolio continues to improve.

Operating expenses

Operating expenses of CHF 1,190 million were CHF 60 million higher than last quarter, and CHF 15 million higher than the second quarter last year. Compared to last quarter, personnel costs increased slightly due to annual pay increases, while general and administrative expenses increased primarily as a result of one-off operational provisions.

Headcount

Private and Corporate Clients' headcount declined by a further 247 to 20,703 at the end of June 2001, as the benefits of the UBS/SBC merger continue to be realized.

Outlook

Despite lower brokerage revenues, the positive credit environment and our clear focus on cost control will help us to deliver sustained profitability. We remain committed to the delivery of our strategic goals, and look forward to continued good results in the remainder of the year.

UNAUDITED
UBS Switzerland
14 August 2001


Retail distribution strategy - more choice for the client, lower costs for the bank

Located in one of Switzerland's traditionally more conservative areas, UBS Appenzell recently metamorphosed into one of the bank's most modern retail branches. The traditional banking counter has given way to a client space divided into two zones, one for ATMs and one for personal consultations. While the machines provide a comprehensive and convenient replacement for old-fashioned counter transactions, the branch staff are now free to advise clients on their more complex financial requirements. About one in ten branches will convert to this standard by the end of 2001.

Starting in 2000, the upgrading of UBS branches to the two-zone format is just the most visible element of the bank's far-reaching multi-channel distribution strategy. UBS clients can already bank via the inter-net, by telephone, or through sophisticated ATMs, in addition to visiting the counter. Our clients benefit both from a wider choice of channels and also from better access to personalized advice. At the same time, greater use of electronic distribution channels helps to reduce transaction processing costs.

Increased efficiency is also the rationale behind the eight centralized retail client desks now handling telephone calls made to branches. Their purpose is to deal with routine telephone enquiries and instructions on behalf of the branches, forwarding only requests that cannot be handled on the spot. In this way, workload at the branches is reduced, allowing staff to focus on their sales and advisory role. These retail client desks are therefore an integral background part of the programme to convert branches to the two-zone format.

Lower costs are passed on to our clients. This helps explain why e-banking, the UBS internet banking and broking channel, has been received with enthusiasm. Here, process efficiencies are passed onto the consumer in the form of lower broking and payment charges. Since the service was launched in 1998, e-banking's share of payment transactions has increased to 26% of the total. In June 2001, UBS e-banking was again ranked as Switzerland's top online broker by BlueSky Ratings.

Five call centres - located in Basel, Lau-sanne, Lugano, Olten, and Zurich - form the core of the multi-channel distribution strategy. These e-customer centers, as they are known, provide 24-hour-a-day access to account information and a wide range of UBS products, as well as acting as support facilities for UBS e-banking services. Clients can communicate with the centers by SMS, and e-mail, as well as by telephone. A voice response system, UBS Voice, handles account queries and other simple transactions, while multilingual advisors provide a personal advisory service for product support.

While exploiting technological advances to the full, the multi-channel strategy acknowledges that not every UBS product or service can be delivered electronically. Branches with traditional counter services will therefore remain within easy reach of the majority of clients, even after the two-zone conversion programme is completed. At the same time, UBS has been deploying its Multimat, an advanced ATM, at an increasing number of locations.

Through the Multimat, clients can make domestic and foreign payments, set up and alter standing orders, make account transfers & queries, and call up information about products and services. Some 224 are already installed. The ATM network has also been enhanced by the introduction of Bancomat Plus machines, which can automatically 'recycle' banknotes received to satisfy withdrawals.

At the same time, new services are being introduced which supplant and improve upon counter-based services. As an example, clients can now order foreign exchange cash or travellers' cheques for free delivery at their home within 24 hours. As these new services are extended, UBS has been able to adjust its pricing in line with its multi-channel philosophy.

In early 2001, the pricing structure was revised to reflect the true cost of providing services via branch counters. The move was accompanied by a broad-based campaign to inform clients of the new structure. The result has been a marked reduction in cashier transactions, reflecting an increased take-up of alternative delivery channels. This confirms that the transition from transaction-driven towards advice-based, multi-channel retail banking is now well under way.

UNAUDITED
UBS Switzerland
14 August 2001

Private Banking

Business Unit Reporting

                                                              Quarter ended                   % change from          Year-to-date
                                                    ---------------------------------         --------------      ------------------
CHF million, except where indicated                 30.6.01      31.3.01      30.6.00         1Q01      2Q00      30.6.01    30.6.00
------------------------------------------------------------------------------------------------------------------------------------
Income                                               1,612        1,647        1,678           (2)       (4)       3,259      3,556
Credit loss expense (1)                                 (6)          (8)          (5)         (25)       20          (14)       (12)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                               1,606        1,639        1,673           (2)       (4)       3,245      3,544
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                     436          443          463           (2)       (6)         879      1,006
General and administrative expenses                    400          374(7)       405            7        (1)         774        746
Depreciation                                            30           32(7)        30           (6)        0           62         57
Amortization of goodwill and
other intangible assets                                 11           10           10           10        10           21         20
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               877          859          908            2        (3)       1,736      1,829
------------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                   729          780          765           (7)       (5)       1,509      1,715
====================================================================================================================================
Business unit performance before
tax and goodwill (2)                                   740          790          775           (6)       (5)       1,530      1,735

KPI's
Invested assets (CHF billion)                          718          690          697(3)         4         3
Net new money (CHF billion) (3, 4)                                               8.5          3.9       (2.1)       12.4        1.0
------------------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps) (5)               92           95           95           (3)       (3)          93        102
------------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%) (6)                             54           52           54                                  53         51
Cost / income ratio before goodwill (%) (2, 6)          54           52           54                                  53         51
Cost / income ratio before
goodwill excluding the European
Wealth Management Initiative (%) (2, 6)                 48           44                                               46
====================================================================================================================================
KPI's for the European
Wealth Management Initiative
Income                                                  31           44                       (30)                    75
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                           13           12                         8
Net new money (CHF billion) (3, 4)                     1.1          0.8                                              1.9
------------------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)                254          205                        24
------------------------------------------------------------------------------------------------------------------------------------

Additional information                                                                       % change from
As at                                               30.6.01      31.3.01      30.6.00        1Q01       2Q00
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                            875          839                         4
Regulatory equity used (average)                     2,050        1,950        1,950            5         5
Headcount (full time equivalents)                    8,865        8,820        8,506            1         4
------------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note
2) . (2) Excluding the amortization of goodwill and other intangible assets. (3) Calculated using the former definition of assets under man- agement. (4) Excludes dividend and interest income. (5) Annualized income divided by average invested assets. (6) Operating expenses / operating income before credit loss expense. (7) CHF 11 million of Depreciation was incorrectly reported as General and administrative expenses in 1Q01 and has now been reclassified.

Key performance indicators

A strong inflow of net new money, combined with the appreciation of the USD against the CHF, led to a 4% increase in invested assets over the quarter to CHF 718 billion at 30 June 2001.

     Net new money rose again to CHF 8.5 billion, up from CHF 3.9 billion last quarter.

     Gross margin decreased from 95 bps in first quarter to 92 bps reflecting the difficult market conditions, with transaction-based revenues continuing to fall. However, asset-based revenues increased slightly, and now represent 72% of Private Banking's revenues.

     The slightly weaker revenues were also mirrored in a slightly higher pre-goodwill cost/income ratio of 54%, up from 52% in first quarter 2001, despite sustained cost control.

UNAUDITED
UBS Switzerland
14 August 2001

European wealth management

These key performance indicators cover the domestic businesses in Germany, France, Spain, Italy and the UK.

     Revenues were down CHF 13 million to CHF 31 million, reflecting the continued uncertainty in equity markets and some one-off advisory revenues in the first quarter. The increase in invested assets to CHF 13 billion was driven by encouraging net new money flows of CHF 1.1 billion.

     Client advisor recruitment continued satisfactorily, with 49 new advisors hired during the quarter, and a healthy pipeline of potential recruits. We remain on track to meet our estimate for the year of recruiting up to 250 new client advisors.

     In June, Private Banking opened a new office in Lyon, our first French office outside Paris, demonstrating UBS's commitment to serving the needs of clients in the French regions.

Initiatives and achievements

Islamic investments

At the end of June, UBS Asset Management launched a new Islamic investment fund:
UBS Is-lamic Fund Murabaha. The fund, developed in cooperation with Private Banking and UBS War-burg's Islamic Finance group, is designed to provide an efficient way to invest cash short-term in Shari'a compliant Murabaha transactions. The fund raised over USD 39 million from Islamic clients of Private Banking in the first two days after its launch on 29 June 2001.

     Many businesses need short-term trade financing, and the framework of Murabaha is designed for this type of activity. The fund purchases, under its own name and for spot delivery and payment, goods that an importer or trader wants, and sells them on to the trader for spot delivery with deferred payment, including a markup. The fund is trading rather than lending; the markup is the fund's reward for that trade. From the fund's point of view the purchase and resale of the commodity are immediate. The profit derives from trading in real tangible commodities that entails a certain -albeit minimal - risk, and is approved by Shari'a experts as an acceptable Islamic transaction.

     The launch of the Murabaha fund is part of the growing range of products available for Private Banking's Islamic clients. The UBS Islamic Fund - Global Equities, invests worldwide in the shares of companies which are contained in the Dow Jones Islamic Market Xtra Liquid Index and which thus may be acquired in accordance with the Islamic law; UBS Private Banking and UBS Warburg offer private and institutional clients direct Murabaha financing and a number of other Shari'a compliant products, including structured asset-backed certificates, asset financing, currency swaps and third-party fund management. All our Shari'a compliant products are carefully scrutinized and monitored by a board of external advisors who are well known experts in Islamic finance and jurisprudence, to assure clients that the product or transaction conforms to precedent.

     The development of these products demonstrates our commitment to providing specialized, innovative and appropriate products for all our Private Banking clients, and the advantages for our clients of the partnership between UBS's different Business Groups.

Family office team

Private Banking recently formed a specialist team to spearhead its work with the top segment of its clientele. The aim of the team is to help wealthy families to preserve and optimize their investments across generations, taking into account all economic, political, legal and personal aspects.

     The services provided by the family office team will vary from client to client. In some cases, where a professional family office already exists, UBS can provide additional specialist advice. This might cover institutional-style strategic asset allocation and portfolio risk analysis, or investment banking services, perhaps advising on the sale or restructuring of a family business. In other situations, where a family office does not exist, the expert team can help the client to build it up. In each case, the specialist team's role is to identify and analyze clients' unique needs and then to tailor UBS's services to meet those needs in the most efficient and effective manner. The family office team ensures that their clients receive the very best quality products and services, sourced from across UBS's Business Groups and from best-in-class third-party providers.

     The family office market in Europe is currently estimated at around CHF 220 billion in investable assets, with forecast growth of 11% a year over the next three years. The launch of this

UNAUDITED
UBS Switzerland
14 August 2001

dedicated team underlines our ambition to further expand our position as the provider of choice for the top segment of private banking clients.

Asia e-advisory tools

We have launched a new internet-based service providing Private Banking clients with accounts in Asia with three "e-advisory" applications, designed to help them manage their assets successfully.

- e-Portfolio gives clients an online view of their accounts' assets and liabilities with positions linked to pricing information, charts and related news from UBS Quotes.

- Wealth Optimiser supports clients in analyzing their financial situation with four modules: Investment Planner which helps them to assess their own risk profile and develop appropriate investment strategies; Wealth Tracker which tracks their actual asset allocation against their target asset allocation; Lifecycle Planner which provides thought-provoking financial planning advice; and Financial Tools which help with the calculation of future financial needs, such as mortgage costs and education costs.

- Advisory Messenger, provides clients with a secure online communication channel to their dedicated UBS client advisor.

     This bundle of "e-advisory" applications offers clients convenient access to UBS account information, a wealth of financial planning ideas and information, and guaranteed privacy for communication with UBS. We intend to build on our experience of using these applications in Asia to deliver similar web-based services in Private Banking's other international locations.

GAM funds

Global Asset Management (GAM) has been a pioneer in providing investors with access to some of the world's most successful funds and fund managers. The resulting fund range has delivered excellent risk-adjusted returns for investors.

     Since GAM funds became readily available to UBS clients in September last year, they have become an increasingly popular component of the Private Banking offering, complementing existing asset management services. During second quarter 2001, the demand for GAM funds from Private Banking clients accelerated, with over CHF 1.2 billion of new investments, more than doubling the total since end of first quarter 2001.

     Underlining the success of its approach, GAM was recently awarded Hedge Fund Review's European performance award for the Fund of Funds category, and the Alternative Investment Manager Fund of Funds award for the second year running.

Results

Private Banking's  profits decreased to CHF 729 million in second quarter,  down
7%  from  the  first  quarter  2001,   reflecting  generally  weaker  securities
transaction volumes.

Operating income

Operating income of CHF 1,606 million was only 2% lower than for first quarter 2001. The decline was principally due to lower transaction levels, while asset-based income increased slightly, driven by higher asset levels and product margins. Asset-based revenues now represent over 72% of Private Banking's total income.

Operating expenses

Despite investment in the European wealth management initiative, costs remained under tight control, with operating expenses CHF 18 million, or 2%, higher than the previous quarter. Personnel expenses were down CHF 7 million, at CHF 436 million, reflecting lower performance-related compensation.

Headcount

Headcount increased by 45 during the second quarter to 8,865, principally reflecting the hiring of client advisors for the European wealth management initiative.

Outlook

UBS Private Banking has produced encouragingly stable results in the second quarter of 2001 considering the weak conditions of financial markets. An improved asset-gathering performance combined with prudent cost control provides a good foundation for future quarters.

UNAUDITED UBS
Asset Management
14 August 2001

UBS Asset Management

Business Group Reporting


                                                             Quarter ended                   % changefrom          Year-to-date
                                                    -------------------------------         --------------      ------------------
CHF million, except where indicated                 30.6.01    31.3.01      30.6.00         1Q01      2Q00      30.6.01    30.6.00
----------------------------------------------------------------------------------------------------------------------------------
Institutional fees                                    247         285          272          (13)       (9)        532      537
Mutual funds fees                                     280         234          218           20        28         514      435
----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                527         519          490            2         8       1,046      972
----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                    262         252          219            4        20         514      421
General and administrative expenses                   130         139          100           (6)       30         269      196
Depreciation                                           10          11           12           (9)      (17)         21       22
Amortization of goodwill and
other intangible assets                                68          65           66            5         3         133      131
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                              470         467          397            1        18         937      770
----------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                  57          52           93           10       (39)        109      202
==================================================================================================================================
Business Group performance
before tax and goodwill (1)                           125         117          159            7       (21)        242      333
KPI's
Cost / income ratio (%) (2)                            89          90           81         9999      9999          90       79
Cost / income ratio before goodwill (%) (1, 2)         76          77           68         9999      9999          77       66
----------------------------------------------------------------------------------------------------------------------------------
Institutional
Invested assets (CHF billion)                         318         305          317(3)         4         0
Net new money (CHF billion) (4)                                                5.2         (3.3)     (20.1)       1.9    (54.6)
Gross margin on invested assets (bps) (5)              32          36           33          (11)       (3)         34       31
----------------------------------------------------------------------------------------------------------------------------------
Mutual funds
Invested assets (CHF billion)                         348         332          235(3)         5        48
Net new money (CHF billion) (4)                                                0.8         10.7       0.1        11.5      0.9
Gross margin on invested assets (bps) (5)              33          29           37           14       (11)         31       37
----------------------------------------------------------------------------------------------------------------------------------

Additional information                                                                      % change from
                                                                                            --------------
As at                                               30.6.01    31.3.01      30.6.00         1Q01      2Q00
----------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                           666         637            5
Regulatory equity used (average)                    1,250       1,200        1,250            4         0
Headcount (full time equivalents)                   3,180       3,030        2,750            5        16

(1)Excluding the amortization of goodwill and other intangible assets.(2)Operating expenses / operating income before credit loss expense.
(3)Calculated   using  the  former   definition  of  assets  under   management.
(4)Excludes dividend and interest income. (5)Annualized income divided by average invested assets.

Key performance indicators

Total invested assets increased from CHF 637 billion to CHF 666 billion during the quarter, including CHF 6.0 billion of net new money. Institutional net new money was positive for the first time since 1998.

The pre-goodwill cost/income ratio fell from 77% to 76%, resulting primarily from increasing operating income from mutual funds.

Institutional

Institutional invested assets grew from CHF 305 billion at 31 March 2001 to CHF 318 billion at 30 June 2001.

     Net new money for the quarter was CHF 5.2 billion, reflecting the improvement in both our investment and business performance. Much of the in-flow occurred in asset allocation and equity mandates in Europe, and fixed income mandates in the Americas.

     The gross margin in the second quarter was 32 bps, a decrease of 4 bps over last quarter, primarily due to lower performance fees in the O'Con-nor business.

Mutual funds

Mutual fund invested assets increased from CHF 332 billion at 31 March 2001 to CHF 348 billion at 30 June 2001. Net new money during

UNAUDITED

UBS Asset Management
14 August 2001


the second quarter of 2001 was CHF 0.8 billion. Net new money continued to be positive in Eu-ropean equity funds and GAM with increased sales of GAM funds to Private Banking clients (see Page 19). We saw no repeat of the large inflows to US money market funds which boosted first quarter performance.

     The gross margin in the second quarter was 33 bps, an increase of 4 bps over last quarter, due to a more favorable asset mix and changes in the pricing structure for UBS Investment Funds.

Investment capabilities and performance

Institutional

US equity markets moved slightly higher in the second quarter, as fiscal and monetary easing led to speculation about a recovery in the US economy.

     Our US Equities mandates continued their excellent performance in the second quarter, with the US Value Equity composite once again outperforming the Russell 1000 Value Index for the quarter, and beating it by more than 10% for the last twelve months. This strategy has been a top third performer in its peer group over the period since inception. Global Equity strategies also did well: the Global (ex- US) Equity composites had strong relative performance in the quarter, putting them even further ahead of their benchmarks for the year, and in the top quartile for the last twelve months. UK Equity and European Equity composites also significantly outperformed their respective benchmarks for both the quarter and the year-to-date.

     The UK Balanced strategy remained ahead of its peer group for the year, with neutral performance for the quarter. Gains for the year can be attributed to underweighting Japanese and Euro-pean equities and overweighting European fixed income and property. The US Balanced Composite also remained ahead of its benchmark for the year.

     Global bond markets were mixed in the quarter with investors focusing on reductions of rates by the central banks as well as economic data suggesting that the slowdown in global economic growth would not last. Strong performance results were posted by Swiss fixed income mandates, while US and global fixed income results were inline with the relevant benchmarks for the quarter and year-to-date.

Mutual funds

Investment performance of UBS Investment Funds continued to show improvements in the second quarter. UBS Strategy Funds remain the leading performers in our portfolio with almost all beating their peer group median in the quarter. Over 70% of UBS Investment Funds have beaten their relevant benchmark over the last twelve month period.

Initiatives and achievements

Acquisition of RT Capital

On 20 June 2001, UBS Asset Management agreed to purchase the institutional asset management business of Royal Bank of Canada, RT Capital Management Inc (RT Capital), for a maximum consideration of CAD 350 million (CHF 411 million). We expect the purchase to be completed in August 2001.

     RT Capital provides us with extended capabilities in Canadian equities, and a significant opportunity to further expand into Canada, the world's fourth largest pension market. It has more than CHF 36 billion in invested assets, with one of the largest institutional distribution networks in Canada and a growing wholesale business managing third-party pension funds on behalf of major insurers.

     RT Capital's investment philosophy and client-focused organizational structure make it a good fit with UBS, while recent regulatory changes allowing Canadian pension funds to raise their foreign exposure from 20% to 30% provide an opportunity for RT Capital to benefit from UBS Asset Management's extensive global investment capabilities.

     RT Capital will be named Brinson Canada, complementing the Brinson Partners and Brinson Advisors brand names used by UBS Asset Management in the Americas.

Alternative investments

UBS Asset Management recently launched Timber Investments 9 Fund, an alternative investment fund aimed at endowments, foundations and large corporate and public pensions seeking attractive risk-adjusted returns with low correlation to traditional investments. The fund will invest mainly in land in the southeastern United States, using a managed growth process that addresses

UNAUDITED UBS Asset Management
14 August 2001

environmental concerns by felling trees and replanting instead of clear cutting forests. This fund adds to the growing selection of alternative investments offered by UBS Asset Management.

Success in Japan

UBS Asset Management (Japan) Ltd. recently launched a limited risk private placement fund through a securities subsidiary of Sanwa-Toyo Bank, the fourth largest commercial bank in Japan. Consisting of Yen-denominated fixed income securities and call options on the Nikkei 225, the fund is designed to give investors a 91% floor protection against principal loss, with an upside participation in the Nikkei Index.

     This fund is one of ten Japanese and international funds created by UBS in cooperation with financial institutions and intermediaries in Japan which together have received CHF 1.35 billion in commitments so far this year.

Results

UBS Asset Management's pre-tax profit increased to CHF 57 million in second quarter 2001 from CHF 52 million in first quarter, reflecting both positive asset growth and higher mutual fund prices.

Operating income

Operating income grew 2% compared to the first quarter, to CHF 527 million. Institutional revenue decreased to CHF 247 million from CHF 285 million last quarter, mostly as a result of lower performance fees in the O'Connor business.

     Mutual fund revenue increased by CHF 46 million from first quarter, to CHF 280 million, principally due to asset growth, improved asset mix and higher prices.

Operating expenses

Operating expenses increased CHF 3 million to CHF 470 million. Personnel expenses increased slightly to CHF 262 million, as higher headcount and the impact of the increase in value of the USD offset the effect of reductions in performance-related pay.

     General and administrative expenses were CHF 9 million less than in first quarter, at CHF 130 million, as a slowdown in spending on growth initiatives more than offset the impact of the increase in value of the USD.

     Headcount increased by 150, including the transfer of 43 Brinson Advisors support staff from UBS Warburg's Private Clients unit.

Outlook

Positive institutional asset inflows in the second quarter clearly demonstrate the success in improving investment performance and client sentiment over the last few quarters. We have successfully leveraged the strengths of our newly integrated investment platform to focus on our clients and provide them with value-added investment management services.

     We intend to build on this performance in coming quarters, reaping the benefits of our recent investments to produce continued net new money growth, driven by strong investment performance and the development of new products and distribution channels.

     We remain confident that UBS Asset Management can continue to enhance its position as a leading global asset manager.

UNAUDITED

UBS Warburg
14 August 2001

UBS Warburg

Business Group Reporting
                                                       Quarter  ended                   % change from            Year-to-date
                                              ------------------------------------      --------------       ---------------------
CHF million, except where indicated           30.6.01      31.3.01         30.6.00      1Q01      2Q00       30.6.01       30.6.00
----------------------------------------------------------------------------------------------------------------------------------
Income (1)                                     5,723        6,038           4,886        (5)        17        11,761        10,110
Credit loss expense (2)                          (34)         (39)            (39)      (13)       (13)          (73)         (114)
----------------------------------------------------------------------------------------------------------------------------------
Total operating income                         5,689        5,999           4,847        (5)        17        11,688         9,996
----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                             3,693        3,721           2,673        (1)        38         7,414         5,512
General and administrative expenses            1,123        1,103(3)          667         2         68         2,226         1,347
Depreciation                                     152          159(3)          135        (4)        13           311           266
Amortization of goodwill and
other intangible assets (1)                      253          248              39         2        549           501            74
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                       5,221        5,231           3,514         0         49        10,452         7,199
----------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax            468          768           1,333       (39)       (65)        1,236         2,797
==================================================================================================================================
Business Group performance
before tax and goodwill (4)                      721        1,016           1,372       (29)       (47)        1,737         2,871

Additional information
Cost / income ratio (%) (5)                       91           87              72                                 89            71
Cost / income ratio before goodwill (%) (4, 5)    87           83              71                                 85            70
==================================================================================================================================

(1)Goodwill funding costs of CHF 203 million (1Q01: CHF 188 million) and amortization of CHF 219 million (1Q01: CHF 210 million) in respect of the PaineWebber acquisition are included in UBS Warburg results but are not reflected in any of its individual business units. (2)In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2). (3)CHF 11 million General and administrative expenses were incorrectly reported as Depreciation in 1Q01 and have now been reclassified. (4)Excluding the amortization of goodwill and other intangible assets. (5)Operating expenses / operating income before credit loss expense.

Goodwill costs

UBS Warburg's results include CHF 219 million of goodwill amortization and CHF 203 million of goodwill funding costs relating to the merger with PaineWebber which are recorded at the Business Group level, but are not allocated to the individual business units.

UNAUDITED
UBS Warburg
14 August 2001

Corporate and Institutional Clients

Business Unit Reporting

                                                             Quarter  ended                  % change from          Year-to-date
                                                    ---------------------------------       ---------------      ------------------
CHF million, except where indicated                 30.6.01       31.3.01     30.6.00       1Q01       2Q00      30.6.01    30.6.00
-----------------------------------------------------------------------------------------------------------------------------------
Corporate Finance                                       723           493         663         47         9        1,216      1,189
Equities                                              1,612         2,544       2,829        (37)      (43)       4,156      6,013
Fixed income and foreign exchange                     1,906         1,544       1,271         23        50        3,450      2,538
Non-core business                                       136            33          97        312        40          169        169
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                4,377         4,614       4,860         (5)      (10)       8,991      9,909
Credit loss expense (1)                                 (28)          (35)        (39)       (20)      (28)         (63)      (113)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                4,349         4,579       4,821         (5)      (10)       8,928      9,796
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses (2)                                2,323         2,389       2,601         (3)      (11)       4,712      5,362
General and administrative expenses                     734           695         631          6        16        1,429      1,239
Depreciation                                            121           132         132         (8)       (8)         253        259
Amortization of goodwill and
other intangible assets                                  34            38          37        (11)       (8)          72         71
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                              3,212         3,254       3,401         (1)       (6)       6,466      6,931
-----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                  1,137         1,325       1,420        (14)      (20)       2,462      2,865
===================================================================================================================================
Business unit performance before
tax and goodwill (3)                                  1,171         1,363       1,457        (14)      (20)       2,534      2,936

KPI's
Compensation ratio (%) (4)                               53            52          54                                52         54
-----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%) (5)                              73            71          70                                72         70
Cost / income ratio before goodwill (%) (3, 5)           73            70          69                                71         69
-----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans /
gross loans outstanding (%)                             2.3           3.1         2.0
Impaired loans / gross loans outstanding (%)            5.4           6.8         5.6
Average VaR (10-day 99%)                                290           209         253         39        15
===================================================================================================================================
Additional information                                                                       % change    from
                                                                                             -----------------
As at                                               30.6.01       31.3.01     30.6.00         1Q01       2Q00
-----------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                             116           110                       5
Regulatory equity used (average)                     10,650         9,850       9,850           8          8
Headcount (full time equivalents)                    15,654        15,636      12,730           0         23
-----------------------------------------------------------------------------------------------------------------------------------

(1)In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note
2). (2)Includes retention payments in respect of the PaineWebber acquisition. 2Q01: CHF 12 million. 1Q01: CHF 13 million. (3)Excluding the amortization of goodwill and other intangible assets. (4)Personnel expenses / operating income before credit loss expense. (5) Operating expenses / operating income before credit loss expense.

Key performance indicators

Market conditions for equities and corporate finance remained challenging during second quarter 2001, directly impacting revenues and profitability. This resulted in a pre-goodwill cost income ratio of 73%, up from 69% in second quarter 2000, which saw our second highest ever revenues.

     The ratio of personnel expenses to income was 53%, 1% lower than in second quarter 2000, reflecting a reduced rate of performance-related compensation. UBS Warburg continues to selectively invest in hiring talented professionals.

     Market risk utilization, as measured by average Value at Risk, was CHF 290 million, increasing from CHF 209 million in the first quarter. UBS Warburg continues to carefully manage all aspects of risk, and operates well within its CHF 450 million VaR limit.

     We do not actively use our loan book to secure investment banking business, focusing instead on supporting key clients' financing requirements through the capital markets, and only occasionally using our own balance sheet in support of key clients.

UNAUDITED                                                            UBS Warburg
                                                                  14 August 2001

Key performance indicators: League Table Rankings

                                                         30.6.01            31.3.01          30.6.00
                                                     --------------      --------------  ---------------
                                                              Market            Market           Market
                                                      Rank    share %    Rank   share %   Rank   share %
--------------------------------------------------------------------------------------------------------
Global Mergers and Acquisitions (completed)(1)           8    8.0         12       5.6     6       20.3
International Equity New Issues (2)                      1    14.0         2       12.3    11       3.8
========================================================================================================

(1)Source: Thomson Financial Securities. (2)Source: Capital Data Bondware.

     Corporate and Institutional Clients' loan book increased 3.7 billion over the quarter to CHF 74 billion, principally due to the transfer of 7.9 billion of loans which were previously recorded in Private Clients. These loans mainly relate to the US real estate finance business acquired from PaineWebber, of which none are currently impaired. This transfer was partly offset by a reduction in loans to banking counterparties. The ratio of impaired loans to gross loans fell significantly from 6.8% to 5.4%, reflecting both the increase in the overall loan book and significant recoveries during the quarter.

League table rankings

Mergers and acquisitions

Absolute levels of M&A activity continued to be substantially lower than during 2000, with league tables being significantly affected by a small number of large deals and by the timing of closure of previously announced deals. On an "announced" basis, which is a leading indicator of future completed deals and revenues, we were ranked 5(th)globally with a market share of 16.1% and 1(st)in Europe with a market share of 26.4%. On a completed basis, we were ranked 8(th)globally with a market share of 8.4% and 7(th)in Europe with a market share of 15.6%.

     UBS Warburg continued to advise on a broad range of transactions globally, including:

-    Sole financial adviser to Allianz on its acquisition of Dresdner Bank,

- Sole financial adviser and joint broker to UK engineering company GKN on the planned combination of its support services activities with Brambles,

- Sole adviser to German-based utility company RWE on the purchase of a 49% stake in KEH, an Austrian power company.

Equity underwriting

Equity underwriting activity in the first half of 2001 ran at around half the level seen in the same period last year, which was largely driven by the technology "bubble" and the dominance of IPOs. 2001 has been more focused on secondary offerings and block trades, which are competitive strengths of UBS Warburg, driven by our extensive corporate and institutional relationships and our leadership in secondary equities. In league table rankings, UBS Warburg was ranked 1(st)in All International Equities and 1(st)in International Equity-Linked, with market shares of 13.4% and 12.7% respectively.

Major deals in second quarter 2001 included:

- Global co-ordinator and bookrunner on the IPO of Statoil, one of the largest European IPOs this year,

- Joint bookrunner on the accelerated book build of new shares in Vodafone plc, raising GBP 3.5 billion in just 24 hours,

and three notable US deals:

- Joint bookrunner on the secondary offering for Sprint FON, the second largest US secondary offering ever,

-    Sole manager on the USD 1 billion convertible bond issued by EchoStar,

- Senior co-manager on the Kraft IPO, the second largest IPO in US corporate history.

Fixed income underwriting

UBS Warburg continues to provide creative and value-added financing products to our clients across diverse markets. Significant deals this quarter included:

-    Arranger,   sole  lead   manager  and   bookrunner   for   British   Land's
     securitization   bond,   one  of  the   largest   commercial   real  estate
     securitizations in Europe to date, raising GBP 575 million,

- Joint lead manager of USD 5 billion multi-tranche global offering for Ford Motor Credit Company,

- Structurer of a USD 877 million (notional) swaption for Delaware River Port Authority, the largest ever swap transaction for a municipal client.

UNAUDITED
UBS Warburg
14 August 2001

     UBS Warburg's Fixed income and foreign exchange business achieved record results this quarter despite a weaker position in the primary league tables, where we were ranked 7(th)in both All International Bonds and Eurobonds, with market shares of 5.8% and 6.0% respectively. We continue to measure the success of the fixed income underwriting business in terms of profitability and client reach, avoiding unprofitable balance sheet-led business targeted at improving league table rankings.

Initiatives and achievements

Corporate finance expansion

As part of our ongoing strategic program to expand and enhance our corporate finance business, UBS Warburg continued to hire professionals in corporate finance during second quarter 2001. Senior professionals were hired in the Tele-coms, Media and Industrials sectors, building on the appointment of some of the leading industry specialists in first quarter 2001 and late 2000.

Our focus extends beyond the US market, especially to Europe where we hired additional corporate finance professionals to extend our corporate coverage in Spain and the Netherlands. Our desire to build our corporate finance business is balanced against the current weakness in market conditions, although we do regard the current environment as a clear opportunity to build up capabilities and market share. An independent analysis undertaken quarterly by Freeman & Co. indicates that UBS Warburg is gaining market share of the global investment banking fee pool across all regions and products. In the first half of 2001, UBS Warburg had a 4.7% market share globally, compared to 3.5% for full year 2000, and registered substantial gains in both the US and Europe.

Bank for banks

Together with UBS Switzerland, UBS Warburg has launched "The Bank for Banks" initiative. This provides a range of outsourcing services to regional and national banks, from clearing and custody to risk management, research and trade execution products. Clients can choose the services they need from a wide range and add others as the relationship and their business develops.

     The Bank for Banks initiative leverages the infrastructure and content of UBS Warburg to help expand the established clearing and custody business in Switzerland, which already enjoys a significant market share. The objective is to market the service across Europe, Asia and the Amer-icas, and the service has already proved popular with clients in Germany, Austria, Israel and the Middle East.

     The benefits to UBS are twofold - we can use the scalability of our processing capabilities and infrastructure to earn revenues, while at the same time increasing our share of clients' transaction flows.

Strength in institutional client coverage

We continue to build our institutional client franchise in the US. We recently received the Most Improved Broker Award in the Reuters Large US Companies Survey 2001 and came fourth in the Autex rankings in second quarter 2001, accounting for 7% of volume traded on the New York Stock Exchange, ahead of several US "bulge bracket" firms.

UBS Warburg continues to be recognized by leading industry surveys for the depth and reach of its research:

- Ranked first among brokerage firms for equity research in the Thomson Extel Pan-Euro-pean Research Survey, capturing 22 first places among 71 different industry-sector awards.

- Ranked first for Fixed Income Strategy and UK & European Government Bond Strategy in the Thomson Extel Pan-European Research Survey.

- Ranked second place overall in Institutional Investor's All Asia Ex-Japan Research ranking, with the largest increase in rankings.

     According to Nelson Information's annual Survey of the Institutional Research Industry, UBS Warburg has the largest number of equity analysts worldwide, and the 5(th)largest equity analyst team in the US.

     UBS Warburg is also recognized for the strength of its execution capabilities, and was recently awarded Most Improved Equity House, Best European Equity House, Best UK Equity House and Best Swiss Equity House in the Eu-romoney Awards for Excellence.

     UBS Warburg was voted top in three major surveys for portfolio trading, including Leading

UNAUDITED
UBS Warburg
14 August 2001

Global Portfolio Trading Firm in Financial News 2001, No. 1 for Executing Agency Portfolio Trades in the Reuters European Survey 2001; and No. 1 for Executing Large Agency Portfolios in the Reuters UK Survey 2001. The bank achieved top rankings for skill in handling the market impact of trades, for technology, for analytics and advice, and for the ability to provide best execution.

E-commerce

     UBS Warburg continues to extend and enhance its industry-leading e-commerce capabilities. ResearchWeb was recently voted the No. 1 brokerage firm website in the Thomson Extel Pan-European Survey 2001, receiving commendation for innovative use of the internet and ranking first for availability of useful data.

Results

Our performance was affected by the difficult market conditions this quarter, with pre-tax profit of CHF 1,137 million, 20% lower than in second quarter last year and 14% lower than in first quarter 2001.

Operating income

Corporate and Institutional Clients generated revenues of CHF 4,377 million in second quarter 2001, 10% less than in second quarter 2000, and 5% lower than last quarter.

     UBS Warburg's Fixed income and foreign exchange revenues reached record levels in the second quarter, with revenues of CHF 1,906 million, up 50% on the same period last year. The strongest performances came from the investment grade credit and principal finance businesses. There were also substantial contributions from the commercial real estate and mortgage trading businesses built up by PaineWebber.

     The challenging market environment had the most significant impact on the Equities business, with revenues down 43% compared to second quarter 2000, at CHF 1,612 million. Client-driven revenues remained resilient, with commissions largely in line with the previous year. Trading results this quarter were negatively impacted by particular arbitrage positions.

     Corporate Finance revenues are driven by levels of issuance in the primary markets, where UBS Warburg had a strong quarter, and the fee income streams from mergers and acquisitions, which remain difficult. Overall, this led to revenues of CHF 723 million, 9% higher than second quarter 2000 and 47% up on last quarter, reflecting increased market share and particularly strong underwriting performance.

     The revenues of the Fixed income and foreign exchange business in Corporate and Institutional Clients business unit do not reflect the whole of UBS Group's foreign exchange business, which is amongst the largest in the world. The revenues generated by all business units of the UBS Group from sales and trading of foreign exchange, precious metals, and banknotes products were CHF 774 million in the first half of 2001, compared to CHF 752 million in first half 2000.

Operating expenses

Cost management remains a continuing priority, although there is limited short-term flexibility in non-bonus expenses. We have introduced an extensive and far reaching expense management program to allow us to react to ongoing changes in market or operating conditions, and maintain a flexible cost base. Strong cost discipline also permits us to extend our corporate client franchise through selective additions of outstanding talent.

     Personnel expenses decreased 11% from second quarter 2000 to CHF 2,323 million. Reduced performance-related pay more than offset the costs of the ongoing expansion of our corporate client franchise, as we hired top quality corporate finance professionals in the US and elsewhere.

     General and administrative expenses were CHF 734 million in second quarter 2001, with the 16% increase since the same quarter last year primarily due to the incremental costs of the former PaineWebber capital markets business and the appreciation of the USD against the CHF. Expenses rose 6% compared to first quarter 2001, with currency appreciation offsetting the effect of cost control.

Headcount

Headcount at Corporate and Institutional Clients remained roughly flat compared with first quarter 2001. Additional headcount from the strategic hiring program has been largely offset by selective headcount reductions as UBS Warburg continues to actively manage resources in line

UNAUDITED
UBS Warburg
14 August 2001

with market opportunities and the returns generated by its business areas.

Outlook

Short-term conditions remain difficult, especially as we enter the quieter summer period, and we do not anticipate any immediate rebound in markets and revenues. We will continue to exercise prudence and caution on cost control, but will not reduce headcount to boost immediate profits at the risk of damaged client relationships and lack of capacity when markets recover.

     We remain confident in the opportunities in the investment banking and security industry, and our potential to further increase market share and profitability.

UNAUDITED
UBS Warburg
14 August 2001

UBS Capital

Business Unit Reporting

                                                         Quarter ended                     % change from        Year-to-date
                                                   ----------------------------           ---------------     -----------------
CHF million, except where indicated                30.6.01    31.3.01   30.6.00           1Q01       2Q00     30.6.01   30.6.00
-------------------------------------------------------------------------------------------------------------------------------
Total operating income                               (294)      (246)         4           (20)                 (540)      151
-------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                     42         21         33           100         27         63        53
General and administrative expenses                    14         15         12            (7)        17         29        23
Depreciation                                            1          0          1             0          1          2
Amortization of goodwill and
other intangible assets                                 0          0          1                     (100)         0         2
-------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               57         36         47            58         21         93        80
-------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                 (351)      (282)       (43)          (24)      (716)      (633)       71
===============================================================================================================================
Business unit performance before
tax and goodwill                                     (351)      (282)       (42)          (24)      (736)      (633)       73

KPI's
-------------------------------------------------------------------------------------------------------------------------------
Value creation (CHF billion)                         (0.6)      (0.4)       0.4(1)        (50)
===============================================================================================================================

                                                                                         % change from
                                                                                         --------------
As at                                             30.6.01    31.3.01    30.6.00          1Q01      2Q00
-------------------------------------------------------------------------------------------------------------------------------
Portfolio value (CHF billion)(2)                      5.3        5.7        3.8            (7)       39
===============================================================================================================================

Additional information
-------------------------------------------------------------------------------------------------------------------------------
Portfolio fair value (CHF billion)                    6.1        6.8        5.2           (10)       17
Invested assets (CHF billion)                           1          1          0
Regulatory equity used (average)                      800        800        500             0        60
Headcount (full time equivalents)                     132        134        113            (1)       17
-------------------------------------------------------------------------------------------------------------------------------

(1)Year-to-date. (2)Defined as cost less permanent impairment.

Key performance indicators

The portfolio value of UBS Capital's private equity investments has decreased to CHF 5.3 billion at the end of the the second quarter, as a result of the write-down of existing investments and several successful and profitable exits executed despite particularly challenging market conditions for disposals.

     The fair value of the portfolio at the end of June 2001 was CHF 6.1 billion, equating to unrealized gains of almost CHF 800 million. Negative value creation of CHF 0.6 billion was again disappointing, reflecting the very challenging economic and market environment for private equity.

Results

UBS Capital recorded a pre-tax loss of CHF 351 million this quarter. Depressed market conditions resulted in the postponement of planned divestments, or lower expected gains. In addition, deteriorating valuations across a range of industry sectors led to a number of writedowns in UBS Capital's portfolio.

     Personnel expenses of CHF 42 million in second quarter 2001 were CHF 21 million higher than in first quarter and 9 million higher than in second quarter 2000, reflecting the increased pace of disposals. Bonus costs are linked to gains realized on the sale of investments, but are not immediately impacted by write downs.

     General and administrative expenses were CHF 14 million, an increase of 17% over second quarter 2000, primarily due to professional fees incurred in relation to disposals.

Business model change postponed

In July 2001, UBS announced a revised private equity strategy, which included a postponement

UNAUDITED
UBS Warburg
14 August 2001

of its plans to move UBS Capital to an affiliated status. The challenging short-term conditions for the private equity market make it an inopportune time for the brand-building and fund raising exercises required for the launch of a new autonomous management company.

     We remain committed to providing best-in-class private equity investment opportunities to UBS's private clients, through an open product architecture, supplementing the in-house offering from UBS Capital with suppliers from outside the UBS Group.

     We do not rule out increased autonomy as an appropriate future direction for this business unit, in order to best capitalize on the expansion opportunities offered through third-party fund raising. However, in the current environment, we intend to give top priority to maximizing value creation from our existing portfolio, adjusting down the rate of new investment from UBS's own balance sheet in accordance with the more volatile prevailing conditions.

     As a result of these changes, and by mutual consent, Pierre de Weck, CEO of UBS Capital, left UBS at the end of July. An interim management team has been appointed which is led by David Solo, a former senior executive of UBS who has retained close links as an advisor to the Group and brings extensive relevant experience.

Outlook

Prospects for the forthcoming quarters remain difficult, with limited opportunities for disposals. Although remaining dependent on divestment timing, value adjustments in third party funds and the general environment for private equity valuations, UBS Capital does not expect significant additional losses this year.

UNAUDITED
UBS Warburg
14 August 2001

Portfolio analysis

The following tables show breakdowns of UBS Capital's portfolio at 30 June 2001 and 31 December 2000, by geographical area, industry sector, date of initial investment and the stage in development of the companies we have invested in. The breakdown is based on the portfolio value of the investment in each category, defined as the cost, less permanent impairment. The portfolio includes investments with a total portfolio value of CHF 1,521 million which are managed by third-party fund managers.

Investment stage

CHF million
As of                                                         30.6.01   31.12.00
--------------------------------------------------------------------------------
Early stage                                                       926        917
Late stage                                                      4,329      4,632
--------------------------------------------------------------------------------
Total                                                           5,255      5,549
================================================================================

Aging (based on date of initial investment)

CHF million
As of                                                         30.6.01   31.12.00
--------------------------------------------------------------------------------
Pre-1994                                                           72         65
1994                                                              213        253
1995                                                              253        272
1996                                                              121        166
1997                                                              229        520
1998                                                              799        842
1999                                                            1,275      1,490
2000                                                            2,004      1,941
2001                                                              289
--------------------------------------------------------------------------------
Total                                                           5,255      5,549
================================================================================

Industry Sector (based on industry classification codes)

CHF million
As of                                                         30.6.01   31.12.00
--------------------------------------------------------------------------------
Consumer related                                                  781      1,023
Transportation                                                    619        640
Communications                                                    286        380
Computer related                                                  883        819
Energy                                                            173        190
Other electronics related                                         272        247
Other manufacturing                                               101        106
Chemicals and materials                                            55        106
Industrial products and services                                1,445      1,361
Others                                                            640        677
--------------------------------------------------------------------------------
Total                                                           5,255      5,549
================================================================================

Geographic Region (by headquarters of investee)

CHF million
As of                                                         30.6.01   31.12.00
--------------------------------------------------------------------------------
North America                                                   2,323      2,356
Latin America                                                     405        382
Europe                                                          1,929      2,333
Asia-Pacific                                                      598        478
--------------------------------------------------------------------------------
Total                                                           5,255      5,549
================================================================================

UNAUDITED
UBS Warburg
14 August 2001

Private Clients

Business Unit Reporting

                                                    Quarter ended                  % change from          Year-to-date
                                           ------------------------------          --------------     --------------------
CHF million, except where indicated        30.6.01    31.3.01      30.6.00         1Q01       2Q00    30.6.01     30.6.00
--------------------------------------------------------------------------------------------------------------------------
Income                                       1,843      1,858           22           (1)                3,701          50
Credit loss expense(1)                          (6)        (4)           0           50                   (10)         (1)
--------------------------------------------------------------------------------------------------------------------------
Total operating income                       1,837      1,854           22           (1)                3,691          49
--------------------------------------------------------------------------------------------------------------------------
Personnel expenses(2)                        1,328      1,311           39            1                 2,639          97
General and administrative expenses            375        393(9)        24           (5)                  768          85
Depreciation                                    30         27(9)         2           11                    57           5
Amortization of goodwill and
other intangible assets                          0          0            1                     (100)        0           1
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                     1,733      1,731           66            0                 3,464         188
--------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax           104        123          (44)         (15)                  227        (139)
==========================================================================================================================
Business unit performance before
tax and goodwill(3)                            104        123          (43)         (15)                  227        (138)

KPI's
Invested assets (CHF billion)                  841        773           24(4)         9
--------------------------------------------------------------------------------------------------------------------------
Net new money (CHF billion)(5)                 8.7        6.8          0.2                               15.5         3.2
Gross margin on invested assets (bps) (6)       91         96           36           (5)        153        92          40
--------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%) (7)                     94         93          300                                 94         376
Cost / income ratio before goodwill(%)(3,7)     94         93          295                                 94         374
Cost / income ratio before goodwill and
retention payments(%)(3,7)                      88         87

Recurring fees(8)                              583        580                         1
Financial advisors (full time equivalents)   8,962      8,891                         1
==========================================================================================================================

Additional information                                                             % change from
                                                                                   --------------
As at                                      30.6.01    31.3.01      30.6.00          1Q01    2Q00
--------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                    910        838            9
Regulatory equity used (average)             1,850      1,950          300           (5)    517
Headcount (full time equivalents)           21,355     21,481          444           (1)
--------------------------------------------------------------------------------------------------------------------------

(1)In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note
2). (2)Includes retention payments in respect of the PaineWebber acquisition. 2Q01: CHF 110 million. 1Q01: CHF 106 million. (3)Excluding the amortization of goodwill and other intangible assets. (4)Calculated using the former definition of assets under management. (5)Excludes interest and dividend income.
(6)Annualized income divided by average invested assets. (7)Operating expenses / operating income before credit loss expense. (8)Asset based and advisory revenues including fees from mutual funds, wrap fee products and insurance products. (9)CHF 11 million General and administrative expenses were incorrectly reported as Depreciation in 1Q01 and have now been reclassified.

Key performance indicators

At the end of second quarter 2001, Private Clients had CHF 841 billion of Invested assets, up 9% from CHF 773 billion at the end of the first quarter. This reflects appreciation of the USD against the CHF and the slight rise in US equity markets during the quarter.

     Net new money for the second quarter 2001 was CHF 8.7 billion,  up from CHF
6.8 billion in first quarter 2001, demonstrating the value that clients place on UBS PaineWebber's professional advice during difficult market conditions.

     Gross margin on invested assets fell slightly to 91 bps reflecting the strong increase in assets, which only has a time-lagged effect on recurring fees.

     The pre-goodwill cost/income ratio of 94%, or 88% excluding retention payments, is almost unchanged from first quarter.

Recurring revenues were almost unchanged from first quarter, although lower in USD terms principally due to lower managed account fees as a result of the market-driven decline in invested assets in first quarter. The fees earned on managed account products are re-priced at the start of

UNAUDITED
UBS Warburg
14 August 2001

each quarter based on the market value of assets in clients' accounts at that date, impacting revenues the following quarter.

At the end of June 2001, UBS PaineWebber had 8,962 financial advisors, a net increase of 71 since the end of March.

New chairman

On 1 August 2001 UBS announced that Joseph J. Grano had been named to the additional position of chairman of UBS PaineWebber Inc. Mr Grano, who is a member of the UBS Group Executive Board, has served as president and chief executive officer of UBS PaineWebber since the completion of the merger with UBS in November 2000.

Mr Grano succeeds Donald B. Marron, who remains chairman of UBS America. In this role Mr Marron acts as a senior advisor to UBS Chairman Marcel Ospel on key developments impacting UBS in the region.

Initiatives and achievements

Wealthy clients

According to a recent independent survey of 40,000 U.S. consumers, UBS PaineWebber has the highest concentration of investors with USD 500,000 or more in investable assets. The survey, which interviewed investors who maintain relationships with full service brokers, shows that nearly one in four of UBS PaineWebber's clients has total investable assets of USD 500,000 or more - compared to 18% for the next closest competitor. UBS PaineWebber also has the highest proportion of millionaires among its clients.

UBS PaineWebber Proportion of wealthy clients

                              [BAR CHART OMITTED]

Proportion of clients with total assets in the range:
500,000-1 million USD >1 million USD     Source: Diameter

     These results clearly demonstrate the success of UBS PaineWebber's focus on marketing to the core affluent segment, the largest and fastest growing pool of investable assets in the US market.

Alternative investments

UBS PaineWebber's Alternative Investment Group provides investment management services to clients who wish to invest in alternative investment strategies, typically multi-manager funds-of-funds and single manager funds that are privately placed.

     The search for qualified alternative investment candidates begins with our strong and extensive network of long standing relationships. Screening criteria include quantitative and qualitative analyses. Manager selection is based on, among other things, track record, adherence to investment style, substantial personal investment by the manager in the strategy, access to research information, and industry contacts.

     UBS PaineWebber's approach to alternative investments emphasizes innovative funds geared toward the specific needs of today's affluent investor. The Alternative Investment Group continues to raise significant assets from the firms' clients across a range of US and international single manager and fund-of-funds products. Invested assets in this area increased 19% in second quarter 2001.

CEFS growth continues

UBS PaineWebber recorded significant increases in the corporate and individual participants in stock option and employee stock purchase programs through the Corporate Employee Financial Services (CEFS) business. The number of companies participating has increased by 84% over the past year, to 82, the number of participants has increased by 145% to over 500,000, and invested assets held have risen by 25% to USD 7.6 billion.

Leveraging the relationship with UBS Warburg

UBS PaineWebber's financial advisors continue to leverage the global product capabilities of UBS Warburg's Corporate & Institutional Clients unit to provide their clients with specialist and structured products. In the first half of 2001, UBS PaineWebber distributed more than three times the value of preferred shares and medium term

UNAUDITED
UBS Warburg
14 August 2001

notes than in the whole of 2000, including the retail distribution of UBS's own Trust Preferred securities offering of which 50% was distributed to UBS PaineWebber clients.

     UBS PaineWebber clients have also benefited from access to UBS Warburg's underwriting deal flow, with 54 different primary equity deals distributed to clients in the first half of 2001, compared to just 24 in the same period last year.

Success in municipal securities

The Municipal Securities Group continued to hold a leadership position in the industry, and was ranked number 2 according to Securities Data Corp for the first half of 2001 with USD 11.1 billion underwritten, USD 4.3 billion ahead of the nearest competitor. Our underwriting success in this business is due to long-term client relationships and creative solutions to complex financial problems. This expertise has further been enhanced through the partnership with UBS War-burg, which has allowed us to provide unique swap and derivative solutions to a range of municipal clients.

A new name on main street

In June, UBS PaineWebber completed the total re-branding of all its client contact points, from letterheads to web sites, reflecting the business's new name and its relationship to UBS. The most conspicuous of these changes was the introduction of UBS PaineWebber signs outside our 383 branches and other offices across the US. This was an important milestone for UBS in the Americas - the exposure of our brand to UBS PaineWebber's millions of clients, not to mention millions of prospective clients, will help speed the development of the UBS businesses in the world's largest marketplace.

Results

Operating income

Total revenues for second quarter 2001 were CHF 1,837 million, 1% lower than in first quarter 2001, and in line with the level achieved by PaineWebber's individual client segment in second quarter 2000. Against a background of uncertain markets, this relatively strong perform-

--------------------------------------------------------------------------------

The UBS PaineWebber Index of Investor Optimism

UBS PaineWebber's Index of Investor Optimism fell sharply in July, to a level of 82, a record low. Investors in the survey said they were concerned about reaching their personal investing goals, and sceptical that forthcoming tax rebates would stimulate the US economy. Younger investors were more pessimistic than older investors, with their expectations for short term return over the next 12 months dropping to 10.6% from 12% a month earlier, while expectations amongst those aged over 40 remained steady at 10.1%.

     The Index of Investor Optimism is the only ongoing survey of individual investor sentiment in the United States. It surveys investors on a monthly basis to ensure that their attitudes, perceptions and concerns are represented in national debates. As a key source of information about individual investors, Index findings are regularly requested by government bodies, officials and academics, including the Federal Reserve and the White House Council of Economic Advisors.

     The Index is carried out by the Gallup Organization on behalf of UBS PaineWebber. Since 1996, 13 core questions that together measure investor optimism have been put to a random sample of investors from across the US, allowing UBS PaineWebber to track sentiment consistently over time. Additionally, the survey includes questions on return expectations and risk perceptions, and explores investor views on topical issues such as the effect of rising energy costs on economic prospects, or the independence of analysts' recommendations. The monthly sur-

--------------------------------------------------------------------------------
UBS PaineWebber The Index of Investor Optimism


                               [GRAPHIC OMITTED]


                             The Index of Investor Optimism is a joint effort of
                                    UBS PaineWebber and the Gallup Organization.

--------------------------------------------------------------------------------

UNAUDITED
UBS Warburg
14 August 2001


ance reflects the strength of our recurring revenue streams and the continued trust UBS PaineWeb-ber clients put in the firm's investment advice.

Operating expenses

Total personnel expenses were CHF 1,328 million in second quarter, 1% higher than the first quarter. Lower performance-related broker compensation and savings due to a slight reduction in headcount were more than offset by the impact of the increase in the USD/CHF exchange rate.

     Non-personnel costs for the second quarter were CHF 405 million, approximately 4% lower than the previous quarter, reflecting the success of current cost saving initiatives which particularly target professional fees and travel and entertainment expenses.

Headcount

Headcount fell by about 1% during the quarter, with increases in the number of financial advisors and selective hirings in areas such as Corporate Employee Financial Services offset by general reductions across all business areas.

Outlook

     Continued uncertainty over the direction of the US economy and US equity markets is likely to prevent any immediate return to substantial growth in transaction volumes or revenues. UBS PaineWebber will continue to leverage the product capabilities of UBS Warburg and provide best-in-class advice and execution services to its target clients.

--------------------------------------------------------------------------------

veys are supplemented by in-depth special reports addressing a variety of subjects, which have included retirement planning, wealth building, and "women and investing".

     As a highly credible and valuable marker of investor sentiment, the Index provides ongoing opportunities for positive media coverage of UBS PaineWebber, as well as a branded platform for the firm's strategy team. It is seen as a valuable resource by major business and consumer media outlets, and is frequently cited in the Wall Street Journal, the Financial Times, CNBC, CNNfn and many others. It also provides content for research reports produced by the firm's strategy team, and serves to underline UBS PaineWebber's thought leadership within the industry.

     This month's Index of Investor Optimism can be found in the press room on UBS PaineWebber's home page at http://www.ubspainewebber.com/

UNAUDITED
Corporate Center
14 August 2001


Corporate Center

Business Group Reporting

                                                          Quarter ended                   % change from        Year-to-date
                                                   -----------------------------         ---------------    -------------------
CHF million, except where indicated                30.6.01    31.3.01    30.6.00          1Q01     2Q00     30.6.01    30.6.00
-------------------------------------------------------------------------------------------------------------------------------
Income                                                 229        152         50            51      358         381         33
Credit loss recovery(1)                                114         88        439            30      (74)        202        621
-------------------------------------------------------------------------------------------------------------------------------
Total operating income                                 343        240        489            43      (30)        583        654
-------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                     117         79        156            48      (25)        196        290
General and administrative expenses                     41         21        125(3)         95      (67)         62        178(3)
Depreciation                                            99         80         62            24       60         179        135
Amortization of goodwill and
other intangible assets                                  9          5         11            80      (18)         14         23
-------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               266        185        354            44      (25)        451        626
-------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                   77         55        135            40      (43)        132         28
===============================================================================================================================
Business Group performance before
tax and goodwill(2)                                     86         60        146            43      (41)        146         51

Additional information                                                                    % change from
                                                                                          --------------
As at                                              30.6.01    31.3.01    30.6.00          1Q01     2Q00
-------------------------------------------------------------------------------------------------------------------------------
Regulatory equity used (average)                     3,600      7,950      9,950           (55)     (64)
Headcount (full time equivalents)                    1,057      1,029        931             3       14
-------------------------------------------------------------------------------------------------------------------------------

(1)In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IAS actual credit loss expenses are reported for all business units. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2). (2)Excluding the amortization of goodwill and other intangible assets. (3) General and administrative expenses have been adjusted for the additional CHF 200 million provision relating to the US Global Settlement.

Results discussion

Corporate Center recorded a pre-tax profit of CHF 77 million this quarter, compared to a pre-tax profit of CHF 135 million in second quarter 2000.

     The credit loss recovery booked in Corporate Center represents the difference between the adjusted statistically calculated expected losses charged to the business units and the actual credit loss recognized in the Group financial accounts. UBS Group recorded a lower credit loss expense this quarter than last, at CHF 76 million. Since this continued to be lower than the amounts charged to the business units, this resulted in a credit loss recovery in Corporate Center of CHF 114 million. This was a significantly reduced recovery compared to second quarter 2000 when the Group achieved an overall net recovery of credit loss expenses, leading to a recovery of CHF 439 million in Corporate Center.

     Operating income decreased CHF 146 million from the same quarter last year, reflecting the considerable decrease in credit loss recovery, which more than offset increased treasury revenues and gains from revaluations and the sale of financial investments.

UNAUDITED
Financial Statements
14 August 2001

Financial Statements

UBS Group Income Statement

                                                            Quarter ended           % change from           Year-to-date
                                                    ----------------------------    -------------       ---------------------
CHF million, except per share data          Note    30.6.01   31.3.01    30.6.00    1Q01     2Q00       30.6.01       30.6.00
-----------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                3     13,780    14,565     12,682      (5)       9        28,345        24,079
Interest expense                               3    (12,048)  (12,607)   (10,445)     (4)      15       (24,655)      (19,753)
-----------------------------------------------------------------------------------------------------------------------------
Net interest income                                   1,732     1,958      2,237     (12)     (23)        3,690         4,326
Credit loss expense / recovery                          (76)      136)       208     (44)    (212)           83
-----------------------------------------------------------------------------------------------------------------------------
Net interest income after
credit loss expense / recovery                        1,656     1,822      2,445      (9)     (32)        3,478         4,409
-----------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                  4      5,375     5,089      3,756       6       43        10,464         7,835
Net trading income                             5      2,658     3,060      2,691     (13)      (1)        5,718         5,669
Other income                                   6        192        96        308     100      (38)          288           644
-----------------------------------------------------------------------------------------------------------------------------
Total operating income                                9,881    10,067      9,200      (2)       7        19,948        18,557
=============================================================================================================================
Operating expenses
Personnel expenses                             7      5,299     5,273      4,354       0       22        10,572         8,876
General and administrative expenses            8      1,974     1,877      1,743       5       13         3,851         3,174
Depreciation of property and equipment                  410       394        324       4       27           804           672
Amortization of goodwill and
other intangible assets                                 341       328        127       4      169           669           275
-----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                              8,024     7,872      6,548       2       23        15,896        12,997
=============================================================================================================================
Operating profit before
tax and minority interests                            1,857     2,195      2,652     (15)     (30)        4,052         5,560
=============================================================================================================================
Tax expense                                             384       548        591     (30)     (35)          932         1,257
-----------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                  1,473     1,647      2,061     (11)     (29)        3,120         4,303
=============================================================================================================================
Minority interests                                      (88)      (68)        (9)     29      878          (156)          (35)
-----------------------------------------------------------------------------------------------------------------------------
Net profit                                            1,385     1,579      2,052     (12)     (33)        2,964         4,268
=============================================================================================================================
Basic earnings per share (CHF)(1)              9       1.10      1.24       1.75     (11)     (37)         2.33          3.64
Basic earnings per share
before goodwill (CHF)(1,2)                     9       1.37      1.50       1.86      (9)     (26)         2.85          3.87
Diluted earnings per share (CHF)(1)            9       1.06      1.10       1.73      (4)     (39)         2.20          3.60
Diluted earnings per share
before goodwill (CHF)(1,2)                     9       1.33      1.35       1.84      (1)     (28)         2.72          3.83
=============================================================================================================================

(1)All share and earnings per share figures have been restated for the 3 for 1 share split which took place on 16 July 2001. (2)Excluding the amortization of goodwill and other intangible assets.

UNAUDITED
Financial Statements
14 August 2001

UBS Group Balance Sheet

                                                                                                           % change from
CHF million                                                   30.6.01(1)       31.3.01(1)      31.12.00(2)      31.12.00
------------------------------------------------------------------------------------------------------------------------
Assets
Cash and balances with central banks                            2,832            2,952            2,979               (5)
Due from banks                                                 26,089           29,849           29,147              (10)
Cash collateral on securities borrowed                        172,949          179,773          177,857               (3)
Reverse repurchase agreements                                 241,496          250,159          193,801               25
Trading portfolio assets                                      280,000          264,054          256,140                9
Positive replacement values                                    53,260           44,661           57,875               (8)
Loans, net of allowance for credit losses                     250,031          245,239          244,842                2
Financial investments                                          55,008           20,381           20,567              167
Securities pledged as collateral (3)                           98,946          132,185           59,448               66
Accrued income and prepaid expenses 8,169                       8,292            7,062               16
Investments in associates                                         675              679              880              (23)
Property and equipment                                          8,793            8,811            8,910               (1)
Goodwill and other intangible assets                           20,772           20,314           19,537                6
Other assets                                                   13,472            9,503            8,507               58
------------------------------------------------------------------------------------------------------------------------
Total assets                                                1,232,492        1,216,852        1,087,552               13
========================================================================================================================
Total subordinated assets                                         394              458              475              (17)
------------------------------------------------------------------------------------------------------------------------

Liabilities
Due to banks                                                  102,474           92,263           82,240               25
Cash collateral on securities lent                             31,832           29,113           23,418               36
Repurchase agreements                                         327,758          365,960          295,513               11
Trading portfolio liabilities                                 101,181           99,367           82,632               22
Negative replacement values                                    66,946           58,956           75,923              (12)
Due to customers                                              347,534          331,729          310,679               12
Accrued expenses and deferred income                           15,351           14,184           21,038              (27)
Debt issued                                                   169,139          163,128          129,635               30
Other liabilities                                              21,497           15,767           18,756               15
------------------------------------------------------------------------------------------------------------------------
Total liabilities                                           1,183,712        1,170,467        1,039,834               14
------------------------------------------------------------------------------------------------------------------------
Minority interests                                              4,587            3,005            2,885               59
========================================================================================================================

Shareholders' equity
Share capital                                                   4,452            4,451            4,444                0
Share premium account                                          18,216           18,224           20,885              (13)
Gains / losses not recognized in the income statement              12              439             (687)
Retained earnings                                              27,094           25,709           24,191               12
Treasury shares                                                (5,581)          (5,443)          (4,000)              40
------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                     44,193           43,380           44,833               (1)
------------------------------------------------------------------------------------------------------------------------
Total liabilities, minority interests and
shareholders' equity                                        1,232,492        1,216,852        1,087,552               13
========================================================================================================================
Total subordinated liabilities                                 15,720           15,152           14,508                8
------------------------------------------------------------------------------------------------------------------------

(1)The 2001 figures reflect the adoption of IAS 39 (see Note 1: Basis of Accounting). (2)Changes have been made to prior year to conform to the current presentation (see Note 1: Basis of Accounting). (3)Represents only securities owned by UBS, which have been pledged pursuant to collateralized lending or borrowing arrangements, and which can be repledged by the counterparties.

UNAUDITED
Financial Statements
14 August 2001

UBS Group Statement of Changes in Equity


CHF million
For the six-month period ended                                                                         30.6.01       30.6.00
-----------------------------------------------------------------------------------------------------------------------------
Issued and paid up share capital
Balance at the beginning of the period                                                                   4,444         4,309
Issue of share capital                                                                                       8             8
-----------------------------------------------------------------------------------------------------------------------------
Balance at the end of the period(1)                                                                      4,452         4,317
=============================================================================================================================
Share premium
Balance at the beginning of the period                                                                  20,885        14,437
Premium on shares issued and warrants exercised                                                             38            74
Net premium / (discount) on treasury share and own equity derivative activity                             (205)           43
Settlement of own shares to be delivered                                                                (2,502)
-----------------------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                                        18,216        14,554
=============================================================================================================================
Gains / losses not recognized in the income statement
Balance at the beginning of the period (Foreign currency translation)                                     (687)         (442)
Change in accounting policy(2)                                                                           1,197
Movements during the period for:
- Foreign currency translation                                                                            (212)         (115)
- Net change in unrealized gains and losses on available for sale investments, net of taxes               (317)
- Net change in fair value of derivative instruments designated as cash flow hedges, net of taxes           31
-----------------------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                                            12          (557)
=============================================================================================================================
Retained earnings
Balance at the beginning of the period                                                                  24,191        20,327
Change in accounting policy(2)                                                                             (61)
Balance at the beginning of the period (restated)                                                       24,130        20,327
Net profit for the period                                                                                2,964         4,268
Dividends paid                                                                                               0        (2,164)
-----------------------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                                        27,094        22,431
=============================================================================================================================
Treasury shares, at cost
Balance at the beginning of the period                                                                  (4,000)       (8,023)
Acquisitions                                                                                            (6,712)       (6,591)
Disposals                                                                                                5,131         5,745
-----------------------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                                        (5,581)       (8,869)
=============================================================================================================================

Total shareholders' equity                                                                              44,193        31,876
-----------------------------------------------------------------------------------------------------------------------------

(1)Comprising 1,335,659,160 ordinary shares as of 30 June 2001 and 1,295,089,872 ordinary shares as of 30 June 2000. (2)Opening adjustments have been made to reflect the adoption of IAS 39 (see Note 1: Basis of Accounting).

Out of  the  total  number  of  74,084,271  treasury  shares  on 30  June  2001,
64,604,631 shares have been repurchased for cancellation. On 16 July 2001 55,265,349 shares were cancelled, reducing the number of shares to 1,280,393,811. In addition to the treasury shares, a maximum of 14,409,642 shares out of a total of 16,929,615 shares approved at the Annual General Meeting on 26 April 2001 are issuable against the exercise of options from former PaineWebber employee option plans.

UNAUDITED
Financial Statements
14 August 2001

UBS Group Statement of Cash Flows

CHF million
For the six-month period ended                                                                30.6.01        30.6.00
---------------------------------------------------------------------------------------------------------------------
Cash flow from / (used in) operating activities
Net profit                                                                                      2,964          4,268
Adjustments to reconcile to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment                                                            804            672
Amortization of goodwill and other intangible assets                                              669            275
Provision for credit losses                                                                       212            (83)
Equity in income of associates                                                                    (52)           (59)
Deferred tax expense                                                                             (228)           213
Net loss / (gain) from investing activities                                                       275           (299)
Net (increase) / decrease in operating assets:
Net due from / to banks                                                                        22,192         (1,005)
Reverse repurchase agreements, cash collateral on securities borrowed                         (42,787)       (65,429)
Trading portfolio including net replacement values and securities pledged as collateral       (54,089)        (8,436)
Loans due to / from customers                                                                  33,510          1,881
Accrued income, prepaid expenses and other assets                                              (4,940)           159
Net increase / (decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent                                      40,659         36,153
Accrued expenses and other liabilities                                                         (1,523)         6,354
Income taxes paid                                                                              (1,209)          (535)
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) operating activities                                            (3,543)       (25,871)
=====================================================================================================================
Cash flow from / (used in) investing activities
Investments in subsidiaries and associates                                                        (54)          (282)
Disposal of subsidiaries and associates                                                            93            370
Purchase of property and equipment                                                               (939)          (928)
Disposal of property and equipment                                                                262            763
Net (investment) / divestment in financial investments                                         (8,771)        (2,216)
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) investing activities                                            (9,409)        (2,293)
=====================================================================================================================
Cash flow from / (used in) financing activities
Net money market paper issued                                                                  33,761         20,754
Net movements in treasury shares and treasury share contract activity                          (4,250)          (729)
Capital issuance                                                                                    8              8
Dividends paid                                                                                      0         (2,164)
Issuance of long-term debt                                                                     10,538          7,452
Repayment of long-term debt                                                                    (9,967)       (10,794)
Issuance of minority interests                                                                  1,439              0
Repayment of minority interests                                                                  (146)           (20)
---------------------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) financing activities                                            31,383         14,507
Effects of exchange rate differences                                                              781           (131)
=====================================================================================================================
Net increase / (decrease) in cash equivalents                                                  19,212        (13,788)
Cash and cash equivalents, beginning of period                                                 93,370        102,277
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                      112,582         88,489
=====================================================================================================================
Cash and cash equivalents comprise:
Cash and balances with central banks                                                            2,832          3,457
Money market paper                                                                             86,913         61,504
Due from banks maturing in less than three months                                              22,837         23,528
---------------------------------------------------------------------------------------------------------------------
Total                                                                                         112,582         88,489
=====================================================================================================================

40

UNAUDITED
Notes to the
Financial Statements
14 August 2001

Notes to the
Financial Statements

Note 1 Basis of Accounting

The UBS AG ("UBS" or "the Group") consolidated financial statements are prepared in accordance with International Accounting Standards ("IAS"). These interim financial statements are presented in accordance with IAS 34 "Interim Financial Statements".

     On 3 November 2000, UBS completed its acquisition of Paine Webber Group, Inc. ("PaineWebber"). The transaction was accounted for using the purchase method of accounting, making PaineWebber a wholly owned subsidiary of UBS. The results of operations of PaineWebber are included in the consolidated results beginning on 3 November 2000, the date of acquisition.

     The segment reporting for 2001, as well as all prior periods presented, reflect the changes in business unit structure implemented during the first quarter 2001.

     At the Annual General Meeting of shareholders held on 26 April 2001, a three-for-one share split was approved, effective on 16 July 2001. Accordingly, share and per share figures have been adjusted to retroactively reflect the share split.

     In preparing the consolidated interim financial statements, the same accounting policies and methods of computation are followed as in the consolidated financial statements at 31 Decem-ber 2000 and for the year then ended, with the exception of the following significant changes in accounting policies:

IAS 39 Financial instruments: Recognition and measurement

The Group adopted IAS 39 prospectively as of 1 January 2001. The Standard provides comprehensive guidance on accounting for financial instruments, as described in Note 1 in our Financial Report 2000.

     The Group decided to record unrealized gains and losses arising from changes in the fair value of available for sale financial assets directly in equity until such an asset is disposed of or until a financial asset is determined to be impaired.

     The Group's derivative transactions relate mainly to sales and trading activities. In addition, the Group uses derivatives as part of its asset and liability management activities to manage exposures to interest rate risks and foreign currency risks. The Group manages its exposure to interest rate and foreign currency risks through the use of derivative instruments including interest rate and currency swaps, futures, forwards and purchased option positions such as interest rate caps, floors, and collars. The Group applies hedge accounting when it meets the specified criteria to obtain hedge accounting treatment according to IAS 39. When entering into hedge transactions, the Group strives for designing hedges in a way which results into no or only minimal ineffectiveness, thus avoiding possible volatility in the income statement.

     As a result of the adoption of IAS 39, the following adjustments or changes in classification occurred:

     Gains/losses not recognized in the income statement is a new component of Shareholders' equity as at 1 January 2001. It includes unrealized gains and losses on available for sale financial investments and on derivatives designated as cash flow hedges as well as Foreign currency translation. The opening adjustment to equity, net of taxes, of CHF 1,197 million as at 1 January 2001 consisted of unrealized gains and losses on financial assets recorded as available for sale of CHF 1,769 million (CHF 1,577 million net of taxes), and derivatives designated as cash flow hedges of CHF (506) million (CHF (380) million net of taxes).

     Financial investments available for sale were previously carried at the lower of cost or market value and private equity investments were carried at cost less write-downs for impairments in value. Reductions of the carrying amount of financial investments available for sale and private equity investments and reversals of such reductions as well as gains and losses on disposal were included in Other income. As of 1 January 2001 these financial investments are now classified as available for sale investments and carried at fair value. Changes in fair value are booked to Gains/losses not recognized in the income statement until these investments are disposed of. At the time an available for sale investment is determined to be impaired, the cumulative unrealized gain or loss previously recognized in equity is included in net profit or loss for the period.

     The opening adjustment to Retained earnings of total CHF 61 million as of 1 January consisted of CHF 19 million reflecting the impact of adopting the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under the Standard.

UNAUDITED
Notes to the
Financial Statements
14 August 2001

     Trading portfolio assets or Financial investments which are pledged under agreements permitting the transferee to repledge or resell such collateral are now disclosed separately as Securities pledged as collateral, reducing Trading portfolio assets or Financial investments by the same amount. As of 1 January 2001 Trading portfolio assets have been reduced by CHF 59,448 million in order to reclassify this amount to Securities pledged as collateral.

     Properties formerly bank-occupied or leased to third parties under an operating lease, which the Group has decided to dispose of, are defined as Properties held for resale. Properties which the Group received in satisfaction of a secured loan and which it does not intend to occupy or use are defined as Foreclosed properties. Both kind of properties can no longer be classified as Financial investments. As of 1 January 2001 Properties held for resale in the amount of CHF 380 million and Foreclosed properties in the amount of CHF 604 million were reclassified from Financial investments to Other assets.

Money market paper and Money market paper issued

In order to improve comparability with competitors Money market paper held for trading is now disclosed within Trading portfolio assets and Money market paper held as available for sale is now disclosed within Financial investments. Money market paper issued is disclosed within Debt issued. Interest income on Money market paper held as available for sale is disclosed as Interest and dividend income from financial investments, previously reported within Interest income other. These changes became effective as of 1 January 2001 and all prior periods presented have been reclassified.

     The reclassification of Money market paper in the amount of CHF 66,454 million as of 31 De-cember 2000 resulted in an increase of Trading portfolio assets by CHF 62,292 million and Financial investments by CHF 4,162 million for the year ended 31 December 2000. Money market paper issued in the amount of CHF 74,780 million as of 31 December 2000 was reclassified to Debt issued.

UNAUDITED
Notes to the
Financial Statements
14 August 2001

Note 2 Reporting by Business Group

The Business Group results have been presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arms length. The segment reporting for all periods presented reflects the changes in business unit structure implemented 1 January 2001.

For the six months ended 30 June 2001

                                                  UBS    UBS Asset          UBS   Corporate          UBS
CHF million                               Switzerland   Management      Warburg      Center        Group
--------------------------------------------------------------------------------------------------------
Income                                          6,972        1,046       11,761         381       20,160
Credit loss expense(1)                           (341)           0          (73)         202        (212)
--------------------------------------------------------------------------------------------------------
Total operating income                          6,631        1,046       11,688         583       19,948
========================================================================================================
Personnel expenses                              2,448          514        7,414         196       10,572
General and administrative expenses             1,294          269        2,226          62        3,851
Depreciation                                      293           21          311         179          804
Amortization of goodwill and
other intangible assets                            21          133          501          14          669
--------------------------------------------------------------------------------------------------------
Total operating expenses                        4,056          937       10,452         451       15,896
========================================================================================================
Business Group performance before tax           2,575          109        1,236         132        4,052
Tax expense                                                                                          932
Net profit before minority interests                                                               3,120
Minority interests                                                                                  (156)
--------------------------------------------------------------------------------------------------------
Net profit                                                                                         2,964
========================================================================================================

(1)In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss ex- pense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss ex- pense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 212 million for the six-month period ended 30 June 2001 is as follows: UBS Switzerland CHF 41 million, UBS Warburg CHF 171 million.


For the six months ended 30 June 2000

                                               UBS     UBS Asset          UBS     Corporate           UBS
CHF million                            Switzerland    Management      Warburg        Center         Group
---------------------------------------------------------------------------------------------------------
Income                                       7,359           972       10,110            33        18,474
Credit loss recovery(1)                       (424)            0         (114)          621            83
---------------------------------------------------------------------------------------------------------
Total operating income                       6,935           972        9,996           654        18,557
Personnel expenses                           2,653           421        5,512           290         8,876
General and administrative expenses          1,253           196        1,347           378         3,174
Depreciation                                   249            22          266           135           672
Amortization of goodwill and
other intangible assets                         47           131           74            23           275
---------------------------------------------------------------------------------------------------------
Total operating expenses                     4,202           770        7,199           826        12,997
---------------------------------------------------------------------------------------------------------
Business Group performance before tax        2,733           202        2,797          (172)        5,560
Tax expense                                                                                         1,257
---------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                4,303
Minority interests                                                                                    (35)
---------------------------------------------------------------------------------------------------------
Net profit                                                                                          4,268
=========================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss ex- pense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss ex- pense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss recovery for financial reporting purposes of CHF 83 million for the six-month period ended 30 June 2000 is as follows: UBS Switzerland CHF 237 million recovery, UBS Warburg CHF 154 million expense.

UNAUDITED
Notes to the
Financial Statements
14 August 2001

Note 3 Net Interest Income

                                                       Quarter ended                % change from       Year-to-date
                                             -------------------------------        -------------     ----------------
CHF million                                  30.6.01     31.3.01     30.6.00         1Q01    2Q00     30.6.01  30.6.00
----------------------------------------------------------------------------------------------------------------------
Interest income
Interest earned on loans and advances(1)       4,119       4,982       4,802         (17)    (14)       9,101    9,283
Interest earned on securities borrowed
and reverse repurchase agreements              5,011       5,214       4,929          (4)      2       10,225    9,019
Interest and dividend income
from financial investments(2)                    179         146         138          23      30          325      201
Interest and dividend income from
trading portfolio                              4,471       4,223       2,813           6      59        8,694    5,576
----------------------------------------------------------------------------------------------------------------------
Total interest income                         13,780      14,565      12,682          (5)      9       28,345   24,079
======================================================================================================================
Interest expense
Interest on amounts
due to banks and customers                     3,972       4,025       3,399          (1)     17        7,997    6,683
Interest on securities lent and
repurchase agreements                          3,383       4,198       3,638         (19)     (7)       7,581    6,707
Interest and dividend expense
from trading portfolio                         2,358       2,010       1,435          17      64        4,368    2,724
Interest on debt issued                        2,335       2,374       1,973          (2)     18        4,709    3,639
----------------------------------------------------------------------------------------------------------------------
Total interest expense                        12,048      12,607      10,445          (4)     15       24,655   19,753
======================================================================================================================

Net interest income                            1,732       1,958       2,237         (12)    (23)       3,690    4,326
======================================================================================================================

(1)Includes interest income from finance leasing and other interest income. 2000 figures have been restated accordingly. (2)Includes interest income from money market paper available for sale which was previously disclosed as other interest income. 2000 figures have been restated accordingly.



                                                          Quarter ended                  % change from     Year-to-date
                                                  -------------------------------        -------------   ----------------
CHF million                                       30.6.01     31.3.01     30.6.00         1Q01    2Q00   30.6.01  30.6.00
-------------------------------------------------------------------------------------------------------------------------
Security trading and investment activity fees
Underwriting fees                                     687         338         371          103      85     1,025      590
Corporate finance fees                                354         291         444           22     (20)      645      761
Brokerage fees(1)                                   1,636       1,814       1,257          (10)     30     3,450    2,979
Investment fund fees                                1,104       1,041         658            6      68     2,145    1,360
Fiduciary fees                                         92          88          86            5       7       180      175
Custodian fees                                        351         332         373            6      (6)      683      726
Portfolio and other management and
advisory fees(1)                                    1,296       1,212         809            7      60     2,508    1,631
Insurance-related and other fees(1)                   162         129           4           26               291       29
-------------------------------------------------------------------------------------------------------------------------
Total                                               5,682       5,245       4,002            8      42    10,927    8,251
-------------------------------------------------------------------------------------------------------------------------
Credit-related fees and commissions 80                 86          65          (7)          23     166       145
Commission income from other services                 225         259         188          (13)     20       484      391
Total fee and commission income                     5,987       5,590       4,255            7      41    11,577    8,787


Brokerage fees paid                                   339         309         266           10      27       648      582
Other                                                 273         192         233           42      17       465      370
-------------------------------------------------------------------------------------------------------------------------
Total fee and commission expense                      612         501         499           22      23     1,113      952
=========================================================================================================================

Net fee and commission income                       5,375       5,089       3,756            6      43    10,464    7,835
=========================================================================================================================

(1)Fee and commission income from insurance products now reported in Insurance-related and other fees was previously reported in Brokerage fees and in Portfolio and other management and advisory fees. Prior periods have been restated.

UNAUDITED
Notes to the
Financial Statements
14 August 2001

Note 5 Net Trading Income

                                                   Quarter ended                       %change from                 Year-to-date
                                       -----------------------------------          -------------------       ----------------------
CHF million                            30.6.01       31.3.01       30.6.00          1Q01           2Q00        30.6.01       30.6.00
------------------------------------------------------------------------------------------------------------------------------------
Foreign exchange(1)                        663           394           397            68             67          1,057           680
Fixed income                               736         1,154           440           (36)            67          1,890           643
Equities                                 1,259         1,512         1,854           (17)           (32)         2,771         4,346
------------------------------------------------------------------------------------------------------------------------------------
Net trading income                       2,658         3,060         2,691           (13)            (1)         5,718         5,669
====================================================================================================================================

(1)Includes other trading income such as banknotes, precious metals and commodities.



Note 6 Other Income

                                                  Quarter ended                       % change from                 Year-to-date
                                       -----------------------------------          -------------------        ---------------------
CHF million                            30.6.01       31.3.01       30.6.00          1Q01           2Q00        30.6.01       30.6.00
------------------------------------------------------------------------------------------------------------------------------------
Gains / Losses from disposal of
associates and subsidiaries
Net gain from disposal
of consolidated subsidiaries                 0             2             0          (100)             2              0
of investments in associates                 0             1            21          (100)          (100)             1           23
------------------------------------------------------------------------------------------------------------------------------------
Total                                        0             3            21          (100)          (100)             3           23
====================================================================================================================================
Investments in financial assets available
for sale
Net gain from
disposal of private equity investments     230           120           214            92              7            350          411
disposal of other financial assets         148            23            77           543             92            171           84
Impairment charges in private equity
investments and other financial assets    (497)         (336)         (198)           48            151           (833)        (218)
------------------------------------------------------------------------------------------------------------------------------------
Total                                     (119)         (193)           93           (38)                         (312)         277
------------------------------------------------------------------------------------------------------------------------------------
Net income from investments in property     16            18            21           (11)           (24)            34           28
Equity in income of associates              42            10            48           320            (13)            52           59

------------------------------------------------------------------------------------------------------------------------------------
Other(1)                                   253           258           125            (2)           102            511          257

------------------------------------------------------------------------------------------------------------------------------------
Total other income                         192            96           308           100            (38)           288          644
====================================================================================================================================
(1)Includes income from properties held for disposal.



Note 7 Personnel Expenses

                                                   Quarter ended                       % change from                 Year-to-date
                                       -----------------------------------          -------------------        ---------------------
CHF million                            30.6.01       31.3.01       30.6.00          1Q01           2Q00        30.6.01       30.6.00
------------------------------------------------------------------------------------------------------------------------------------
Salaries and bonuses                     4,025         4,118         3,553            (2)            13          8,143         7,270
Contractors                                205           185           166            11             23            390           335
Insurance and social contributions         264           285           225            (7)            17            549           490
Contribution to retirement benefit plans   156           137           118            14             32            293           238
Employee share plans                        29            27            21             7             38             56            41
Other personnel expenses                   620           521           271            19            129          1,141           502
------------------------------------------------------------------------------------------------------------------------------------
Total personnel expenses                 5,299         5,273         4,354             0             22          10,572        8,876

UNAUDITED
Notes to the
Financial Statements
14 August 2001

                Note 8 General and Administrative Expenses

                                                             Quarter ended                 % change from             Year-to-date
                                                   -------------------------------        -----------------     --------------------
                CHF million                        30.6.01     31.3.01     30.6.00        1Q01         2Q00      30.6.01     30.6.00
                --------------------------------------------------------------------------------------------------------------------
                Occupancy                              340         325         243           5           40          665         474
                Rent and maintenance of
                machines and equipment                 141         158         136         (11)           4          299         256
                Telecommunications and postage         314         311         218           1           44          625         412
                Administration                         240         200         175          20           37          440         358
                Marketing and public relations         130         185         138         (30)          (6)         315         209
                Travel and entertainment               205         183         155          12           32          388         292
                Professional fees                      159         154         155           3            3          313         278
                IT and other outsourcing               344         321         258           7           33          665         564
                Other                                  101          40         265         153          (62)         141         331
                --------------------------------------------------------------------------------------------------------------------
                Total general and
                administrative expenses              1,974        1,877       1,743           5          13        3,851       3,174
                ====================================================================================================================


Note 9 Earnings per Share (EPS) and Outstanding Shares

                                                                             Quarter ended                       % change from
                                                  -----------------------------------------------------------    ----------------
CHF million                                             30.6.01                31.3.01                30.6.00      1Q01    2Q00
---------------------------------------------------------------------------------------------------------------------------------
Earnings (CHF million)
Net profit                                                1,385                  1,579                  2,052       (12)    (33)
Net profit before goodwill amortization(1)                1,726                  1,907                  2,179        (9)    (21)
Net profit for diluted EPS                                1,364(2)               1,435(2)               2,052        (5)    (34)
Net profit before goodwill
amortization for diluted EPS(1)                           1,705(2)               1,763(2)               2,179        (3)    (22)

Weighted average shares outstanding
---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding               1,262,116,901          1,274,213,427          1,173,743,085        (1)      8
Potentially dilutive ordinary shares
resulting from outstanding options,
warrants and convertible debt securities             20,634,316             27,221,403             13,216,116       (24)     56
=================================================================================================================================
Weighted average shares outstanding
for diluted EPS                                   1,282,751,217          1,301,434,830          1,186,959,201        (1)      8

Earnings per share (CHF)
---------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                  1.10                   1.24                   1.75       (11)    (37)
Basic EPS before goodwill amortization (1)                 1.37                   1.50                   1.86        (9)    (26)
Diluted EPS 1.06                                                                  1.10                   1.73        (4)    (39)
Diluted EPS before goodwill amortization(1)                1.33                   1.35                   1.84        (1)    (28)
==================================================================================================================================

                                                                              Year-to-date
                                                                 -------------------------------------
CHF million                                                             30.6.01                30.6.00
------------------------------------------------------------------------------------------------------
Net profit                                                                2,964                  4,268
Net profit before goodwill amortization(1)                                3,633                  4,543
Net profit for diluted EPS                                                2,861(2)               4,268
Net profit before goodwill
amortization for diluted EPS(1)                                           3,530(2)               4,543

Weighted average shares outstanding
------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                               1,273,575,960          1,173,632,502
Potentially dilutive ordinary shares
resulting from outstanding options,
warrants and convertible debt securities                             26,438,694             12,604,482
======================================================================================================
Weighted average shares outstanding
for diluted EPS                                                   1,300,014,654          1,186,236,984

Earnings per share (CHF)
------------------------------------------------------------------------------------------------------
Basic EPS                                                                  2.33                   3.64
Basic EPS before goodwill amortization (1)                                 2.85                   3.87
Diluted EPS 1.06                                                           2.20                   3.60
Diluted EPS before goodwill amortization(1)                                2.72                   3.83
======================================================================================================

(1)Excluding amortization of goodwill and other intangible assets. (2)Net profit has been adjusted for the dilutive impact of own equity derivative activity.

                                                         As at                                 % change from
                                        ---------------------------------------------------    ---------------
Period end shares outstanding                  30.6.01            31.3.01            30.6.00     1Q01     2Q00
--------------------------------------------------------------------------------------------------------------
Total ordinary shares issued             1,335,659,160      1,335,136,233      1,295,089,872       0        3

Second trading line treasury shares
   (2000 program)                           55,265,349         55,265,349         54,965,349       0        1
   (2001 program)                            9,339,282          4,381,200                113
Other treasury shares                        9,479,640         13,094,889         65,842,701     (28)     (86)
--------------------------------------------------------------------------------------------------------------
Treasury shares                             74,084,271         72,741,438        120,808,050       2      (39)
--------------------------------------------------------------------------------------------------------------
Outstanding shares                       1,261,574,889      1,262,394,795      1,174,281,822       0        7
==============================================================================================================

All shares and earnings per share figures have been restated for the 3 for 1 share split which took place on 16 July 2001.

UNAUDITED
Notes to the
Financial Statements
14 August 2001

Note 10 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs.

                           Spot Rate                         Average Rate
                            As of                            Year-to-date
         -------------------------------------------------------------------------------
         30.6.01     31.3.01    31.12.00     30.6.00     30.6.01     31.3.01     30.6.00
----------------------------------------------------------------------------------------
1 USD       1.80        1.73        1.64        1.63        1.73        1.68        1.66
1 EUR       1.52        1.52        1.52        1.56        1.53        1.53        1.59
1 GBP       2.53        2.47        2.44        2.48        2.47        2.43        2.61
100 JPY     1.45        1.39        1.43        1.55        1.43        1.41        1.56
========================================================================================



Note 11 Post Balance Sheet Events

On 16 July 2001, UBS made a distribution to shareholders in the form of a par value reduction of CHF 1.60 per share. This reduced share capital by CHF 680 million. On the same day, UBS split its share 3 for 1. Together these two actions resulted in a new par value of CHF 2.80 per share.

UNAUDITED UBS Registered Shares 14 August 2001

UBS Registered Shares

The  par  value  of  each  UBS  registered   share  is  CHF  2.80.   Before  the
implementation of the par value reduction and share split on 16 July 2001, the par value of each UBS registered share was CHF 10.00.

Ticker symbols

Trading exchange             Bloomberg   Reuters     Telekurs
-----------------------------------------------------------------
virt-x                       UBSN VX     UBSZn.VX    UBSN, 004
-----------------------------------------------------------------
New York Stock Exchange      UBS US      UBS.N       UBS, 65
-----------------------------------------------------------------
Tokyo Stock Exchange         8657 JP     UBS.T       N16631, 106
-----------------------------------------------------------------

virt-x

Swiss blue chip stocks are no longer traded on the SWX Swiss exchange. All trading in members of the SMI Swiss Market Index now takes place on virt-x, although these stocks remain listed on the SWX, and subject to SWX regulation. virt-x, the new name for Tradepoint, is a collaboration between the TP Group LDC and the SWX Swiss Exchange to provide an efficient and cost effective pan-Eu-ropean blue chip market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

Security identification codes

-------------------------------------------------------
ISIN                                    CH0012032030
-------------------------------------------------------
Valoren                                 1203203
-------------------------------------------------------
Cusip                                   CINS H8920M855
-------------------------------------------------------


UBS Share Price Chart vs DJ Stoxx banks


                               [GRAPHIC OMITTED]

Change of address

UBS AG
--------------------------------------------------------------------------------
Shareholder Services GUMV           Phone       +41 1 235 62 02
P.O.Box                             Fax         +41 1 235 31 54
CH-8098 Zurich                      E-mail      sh-shareholder-services@ubs.com

UNAUDITED

Cautionary statement regarding forward-looking statements This communication contains statements that constitute "forward-looking statements", including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance, including the expected results of UBS Capital through the balance of 2001.
While  these  forward-looking  statements  represent  our  judgments  and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments and (7) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2000. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint
Publisher: UBS AG, Stakeholder Reporting

Design and Production:  UBS AG, Web  Communications  and Publications
Language: English; Copyright: UBS AG, Switzerland
SAP-R / 3 80834E-0103; CIF-Pub-No. 013.

UNAUDITED

[LOGO]  UBS

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com